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                            Kinross Gold Corporation

                     Technical Report on the Kubaka Project








                                    [PICTURE]








                                  FEBRUARY 2003


                           COMPILED BY SCOTT ANDERSON

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Kinross Gold Corporation                                             April, 2003


1.0   EXECUTIVE SUMMARY........................................................1
2.0   INTRODUCTION AND TERMS OF REFERENCE......................................7
      2.1   BASIS OF THE TECHNICAL REPORT......................................7
      2.2   EXCHANGE RATES.....................................................7
      2.3   QUALIFICATIONS OF THE AUTHOR.......................................7
3.0   PROPERTY DESCRIPTION AND LOCATION........................................8
4.0   ACCESSABILITY, LOCAL RESOURCES, INFRASTRUCURE AND PHYSIOGRAPHY..........13
5.0   HISTORY.................................................................17
6.0   GEOLOGICAL SETTING......................................................18
      6.1   STOCKPILES........................................................18
      6.2   RISKS ASSOCIATED WITH PROCESSING THE STOCKPILES...................20
7.0   KUBAKA UNDERGORUND PROJECT..............................................21
      7.1   ESTIMATED OPERATING COSTS.........................................21
      7.2   NORTH HIGH WALL UNDERGROUND PROJECT...............................25
      7.3   CENTRAL ZONE UNDERGROUND PROJECT..................................27
      7.4   NORTH VEIN UNDERGROUND PROJECT....................................29
      7.5   RESOURCE AND RESERVE ESTIMATE.....................................32
      7.6   PRE-MINE DEVELOPMENT ACTIVITIES...................................33
      7.7   MANPOWER..........................................................33
      7.8   COSTS.............................................................33
            7.8.1   CAPITAL COSTS.............................................33
            7.8.2   OPERATING COSTS...........................................34
8.0   BIRKICHAN...............................................................35
      8.1   HISTORY...........................................................35
      8.2   DRILLING SUMMARY..................................................36
            8.2.1   GENERAL STATISTICS........................................37
      8.3   INTRODUCTION......................................................37
      8.4   PROPERTY DESCRIPTION AND LOCATION.................................38
      8.5   LICENSING.........................................................39
      8.6   REGIONAL GEOLOGY..................................................39
      8.7   LOCAL GEOLOGY.....................................................40
            8.7.1   ROCK TYPES................................................41
      8.8   ALTERATION........................................................43
      8.9   STRUCTURE.........................................................45
      8.10  MINERALIZATION....................................................46
      8.11  MULTI-ELEMENT ANALYSIS............................................50
      8.12  DATA DUE DILIGENCE QUALITY CONTROL AND QUALITY ASSURANCE..........50


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Kinross Gold Corporation                                             April, 2003


      8.13  EXPLORATION POTENTIAL.............................................54
      8.14  METALLURGICAL STUDIES.............................................56
      8.15  ENVIRONMENTAL.....................................................60
      8.16  HYDROLOGY.........................................................61
      8.17  ROCK MECHANICS....................................................62
      8.18  OTHER STUDIES.....................................................64
      8.19  RESOURCE ESTIMATION...............................................64
            8.19.1  MANUAL....................................................64
            8.19.2  MEDSYSTEM.................................................68
      8.20  RISKS OF MINING AT BIRKICHAN......................................71
      9.0   TSOKOL DEPOSIT....................................................72
      9.1   PROPERTY DESCRIPTION AND LOCATION.................................72
      9.2   HISTORY OF THE TSOKOL DEPOSIT.....................................74
      9.3   REGIONAL GEOLOGY..................................................75
      9.4   LOCAL GEOLOGY.....................................................78
      9.5   MINERALIZATION....................................................80
      9.6   EXPLORATION METHODS...............................................82
      9.7   DATA DUE DILIGENCE AND QUALITY CONTROL / QUALITY ASSURANCE........84
      9.8   SPECIFIC GRAVITY..................................................85
      9.9   METALLURGICAL TEST WORK...........................................85
      9.10  ENVIRONMENTAL ISSUES..............................................85
      9.11  RESOURCE AND RESERVE ESTIMATION...................................86
      9.12  MINING METHODS....................................................87


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Kinross Gold Corporation                                             April, 2003


LIST OF FIGURES


FIGURE 3-1             Map of Russia showing the Magadan Region                6
FIGURE 3-2             Magadan Oblast showing Kubaka, Tsokol and Birkichan     9
FIGURE 3-3             Kubaka - Birkichan District                            11
FIGURE 4-1             Kubaka Site Plan                                       15
FIGURE 7.1-1           Underground Project Location Plan                      23
FIGURE 7.2-1           North High Wall - Plan View                            26
FIGURE 7.3-1           Center Zone Underground Project - Plan View            28
FIGURE 7.4-1           North Vein Underground Project - Plan View             30
FIGURE 7.4-2           North Vein Underground Project - Cross Section         31
FIGURE 8.19.2-1        Birkichan Cross Section - No. 14                       69
FIGURE 8.19.2-2        Birkichan Long Section                                 70


LIST OF TABLES


TABLE 1-1              Kubaka Historic Production Summary                      1
TABLE 1-2              Mineral Reserve and Resource Statement                  3
TABLE 4-3              Temperatures at Kubaka                                 14
TABLE 6.1-1            Kubaka Stockpile Summary                               19
TABLE 7.1-1            Underground Mining - Cost Estimate                     22
TABLE 9.11-1           Tsokol Resource Summary                                87


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Kinross Gold Corporation                                             April, 2003

1.0     EXECUTIVE SUMMARY

The Kubaka Project is owned by the Omolon Gold Mining Company (Omolon), a joint venture between Kinross Gold Corporation (Kinross) and several Russian companies. On December 31, 2002, Kinross owned a 54.7% interest in Omolon with the remaining 45.3% owned by the Russian partners. Kinross was negotiating to purchase the 45.3% ownership stake from the Russian shareholders early in 2003, resulting in 100% ownership of Omolon Gold.


The Kubaka pit operated for six years from 1997 to 2002, producing slightly more than 430,000 ounces of gold annually. Table 1-1 summarizes the production from the Kubaka pit during it's six year life. TABLE 1-1 - KUBAKA HISTORIC PRODUCTION

                                                 GOLD           RECOVERED
        YEAR                 TONNES              G/T           GOLD OUNCES
        ----                 ------              ---           -----------

        1997                 464,683            24.66           357,265
        1998                 646,507            24.43           498,711
        1999                 797,663            18.62           468,635
        2000                 856,779            16.28           439,401
        2001                 889,264            15.28           426,893
        2002                 850,321            14.92           398,792

       TOTAL               4,505,217            18.28         2,589,697


Currently, the Kubaka Project consists of mineralized stockpiles and three small, undeveloped underground projects. The underground projects will be exploited in 2003 and early 2004. Development of two of the underground projects will start in early April, 2003 with third scheduled for early third quarter 2003.

The existing infrastructure consists of two exhausted open pits mines, old underground workings, a processing plant, tailings facility, office complex, various maintenance shops, access roads, and a fair weather airstrip.


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Kinross Gold Corporation                                             April, 2003


Through 31 December 2002, the mill has processed 4,505,217 tonnes resulting in 2,589,697 recovered gold ounces.

The gold mineralization at Kubaka is found in near vertical quartz adularia veins. The wall rocks of the veins consist largely of rhyodacites, conglomerates, and sandstones both in the hanging wall and the footwall. There are a few sub-parallel faults to the veins within the mineralized zone.

The original deposit consisted of four distinct veins and these have been subdivided in 15 sub-veins. The majority of these veins were economic and have been exploited through open pit mining of the deposit.

The remaining Mineral Reserves at Kubaka consist of:

        1)      Low grade (<5.0 g/t) stockpiles and

        2) three independent underground mines, known as the Kubaka underground project.

The Kubaka Project is also influenced by the presence of two advanced exploration targets that currently host identified Inferfred Mineral Resources. These deposits, the Birkachan and Tsokol deposits are located within trucking distance of the existing Kubaka Mill. The Tsokol deposit actually lies within the existing mining lease boundary while the Birkachan deposit, located approximately 28 kilometers to the north would require separate permitting and licensing

The mineralization at Kubaka extends over a strike length of 3.5 kilometers with the underground mining operation having a strike length of 2 kilometers. The Birkichan project has a strike length of 2.5 kilometers and is open along strike both to the northeast and the southwest.

Table 1-2 shows the summary of the mineral resources and mineral reserves at the Kubaka Project on 31 December 2002. Reserves are estimated at a gold price of


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Kinross Gold Corporation                                             April, 2003


$300 US per ounce while resources are estimated at a gold price of $325 US per ounce.


               Table 1-2 - Mineral Reserve and Resources Statement

                                                          GRADE          GOLD
                                          TONNES          G/T AU        OUNCES
                                          ------          ------        ------

MINERAL RESOURCES
-----------------

MEASURED - BIRKICHAN OPEN PIT              304,000         11.00       107,000
INDICATED                                        0          0.00             0
TOTAL                                      304,000         11.00       107,000

INFERRED - BIRKICHAN UNDERGROUND         1,468,000         12.10       568,000
INFERRED - TSOKAL ZONE                     587,000         10.50       198,000

TOTAL INFERRED                           2,055,000         11.60       766,000


MINERAL RESERVES
----------------

PROVEN - KUBAKA UNDERGROUND                 61,000         22.50        44,000
PROVEN - KUBAKA STOCKPILES               1,621,000          3.80       198,000
PROBABLE - KUBAKA UNDERGROUND               61,000         22.50        44,000


Notes: The Kubaka underground resources include a mining loss of 5% and mining dilution of 20%.

As compared to the 31 December 2001 mineral resource statement, Tsokol deposit and Birkichan have been added resulting in an additional 2.055 million tonnes at
11.60 grams of gold per tonne. The potential exists to move a majority of the mineral resources at Birkichan and Tsokol deposit into a mineral reserve classification with additional drilling and detailed engineering studies examining the economics of the projects.

Mill feed in 2003 through the first quarter of 2005 is generated from the existing mineralized stockpiles and the three independent underground projects. The undergroun projects, known as the North High Wall, Center Zone and the North Vein represent extensions of the Kubaka ore zone that could not be recovered through open pit mining. Both the mineralization and metallurgical properties of this ore are very well understood based on the operation experience gained from mining the Kubaka ores over the past six years.


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Kinross Gold Corporation                                             April, 2003


Approximately, 85% of the mill feed tonnes and 60% of the ounces in 2003 will come from the stockpiles, with the remaining mill feed being delivered from the three underground projects.

The mineralized stockpiles are located varying distances from the crusher yard. Slightly less than half the mill feed for 2003 will come from stockpile 6, located 1.1 kilometers from the crusher yard. The remaining feed derived from stockpiles is located 1.9 kilometers from the crusher yard, in stockpile 3. Both of these stockpiles will be transported to the crusher yard with existing equipment at site. The stockpiles are frozen and require blasting to loosen the material for mucking.

Two of the underground mining operations are located in the main Kubaka pit and the third is situated 100 meters immediately north of the main Kubaka pit rim.

The North High Wall underground mining operation will be partially accessed from existing adits in the pit high wall. Two additional drifts will be driven on the bottom of the ore allowing the ore to be mined via a long-hole mining method.

The second underground mining operation, the Center Zone, is located in the bottom of the pit and will be accessed with a spiral ramp. The ore will be mined with a long-hole mining method.

The third underground operation, the North Vein, will be accessed from a existing drift and will be mined utilizing a shrink stoping method. The existing drift and some of the other development will be slashed to allow access by the LHD units (load haul dump). One stope is ready to be mined and two additional stopes, along strike, will be developed.

The Kubaka mill is a conventional gold processing plant and consists of a primary crushing circuit, fine ore bin, SAG mill, ball mill, screening, cycloning, CIL and CIP circuits, and a cyanide destruction circuit. Tails are thickened and pumped uphill to a


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Kinross Gold Corporation                                             April, 2003


tailings facility located 1400 meters to the west of the mill. The effluent water from the water retention dam, at the toe of the tailings dike, is pumped back to the mill and utilized as make up water. Additional process water is obtained from a fresh water well, 500 meters south of the mill, along with wastewater from the sewage treatment plant, and water from the Burkot pond, immediately south of the mill.

The loaded carbon is stripped utilizing hot cyanide and caustic solution under pressure in specially designed vessels. The resultant pregnant solution is pumped to the electrowinning cells and the gold and silver is plated on the stainless wire mesh cathodes. The cathodes are then removed from the electrowinning cells and taken to wash tanks where the gold and silver is washed from the cathodes. The gold and silver is deposited as a sludge where is it collected, dried, and smelted.

Gold is shipped from site as a dore' and additional processing is completed offsite.

The Kubaka operations maintain the highest standards related to environmental compliance and monitoring. An environmental engineer supported by staff in the Magadan office and in the Kinross Technical Services Department, conducts various daily, weekly, and monthly monitoring activities in and around the project site to assure environmental compliance. Omolon and Kinorss representatives along with Russian and North American environmental professionals conduct audits related to licensing, monitoring, planning, reclamation, and closure.

Reclamation activities started in the second year of production, 1998. Areas are actively reclaimed and seeded as mining progresses. Through 2002, 60 hectares had been fully reclaimed and an additional 51.4 hectares have been partially reclaimed (top soil is placed, but it has not been seeded). In 2003 the plan is to fully reclaim an additional 30 hectares.


If the exploration is not successful, the tailings facility will be capped in spring of 2005. The remainder of the reclamation actives will be completed in the spring and summer


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Kinross Gold Corporation                                             April, 2003


of 2005. The final closure plan of the tailings facility is under review by both North American and Russian consulting firms.

The Life of Mine Plan (LoMP) shows that the mineralized stockpiles will be depleted in first quarter 2005. The Kubaka underground operations, consisting of three independent projects, the North High Wall, the Central Zone, and the North Vein, will be started at the beginning of second quarter 2003 and be exhausted in January 2004. The current LoMP indicates a positive cash flow and therefore, supports the 2002 Mineral Reserve estimate.

Kinross considers the financial models and detailed cost estimates to be confidential information and therefore this information is not publicly available. Access to this information can be obtained by contacting Kinross Gold Corporation to obtain and agree to a Confidentiality Agreement concerning this information.

Additional resources, currently classified as Inferred, exist at the nearby Tsokol and Birkichan deposits that have been partially defined with drilling. There are no underground openings on either project. Omolon currently plans to complete a feasibility report examining the economics of these projects in greater detail, augmented by additional exploration and infill drilling of both deposits. Omolon anticipates that this study will be presented to senior Kinross management. It is envisioned that these resources will be mined utilizing both open pit and underground mining methods. The open pitable resources for these two projects will extract 10 to 25% of the recoverable gold ounces. Majority of the resource, if proven to be profitable to be exploited, is likely to be mined via an undetermined underground mining method.


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Kinross Gold Corporation                                             April, 2003


2.0     INTRODUCTION AND TERMS OF

        REFERENCE

This report has been prepared in compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects) and is the supporting documents for the 31 December 2002 Kubaka Resource and Reserve Statement.

The Mineral Reserve and Resource estimates cited in this report were classified according to the system described by the Canadian Institute of Mining, Metallurgy, and Petroleum CIM Standards on Mineral Resources and Reserves DEFINITIONS AND GUIDELINES.

2.1     BASIS OF THE TECHNICAL REPORT

This technical report is based on work performed by employees of Omolon Gold Mining Company and Kinross Gold Mining Company.

2.2     EXCHANGE RATES

The majority of the transactions at Kubaka are conducted in Russian Rubles, however, all currency references in this document are stated in terms of US dollars. As of January 1 2003, the exchange rate for the Russian Ruble was 31.6 to the one US Dollar.

2.3     QUALIFICATIONS OF THE AUTHOR

The author has been employed in the metal mining business since 1979 in mainly technical roles. He is a graduate Mine Engineer.


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Kinross Gold Corporation                                             April, 2003


3.0     PROPERTY DESCRIPTION AND LOCATION

The Kubaka Project is located in the Northern Evensk District of the Magadan Oblast in far east Russia and is situated in the mountainous area of the Kolyma Range, about 300-kilometers south of the Arctic Circle. Figure 3-1 shows the general location of the Magadan region in Far East Russia.


      FIGURE 3-1 - MAP OF RUSSIA SHOWING THE LOCATION OF THE MAGADAN REGION






                                    [PICTURE]






The mine site is located 285-kilometers north of the district center, the village of Evensk on the sea of Okhotsk and 362-kilometers northeast of the silver mining town of Omsukchan. It is 938 kilometers northeast of the regional capital city of Magadan. Figure 3-2 shows the Magadan Oblast and the location of the Kubaka, Tsokol and Birkichan deposits.


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Kinross Gold Corporation                                             April, 2003


        FIGURE 3-2 - MAGADAN OBLAST SHOWING KUBAKA, TSOKOL AND BIRKICHAN











                                    [PICTURE]











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Kinross Gold Corporation                                             April, 2003


The site is located at latitude 63 degrees 40 minutes 25 seconds north and longitude 159 degrees 58 minutes 24 seconds east. It is accessible by a 362-kilometer winter road from Omsukchan from mid-December to early April. There is a 576-kilometer all weather road from Magadan to Omsukchan. All of the fuel, blasting agents, reagents, grinding media, spare parts, tires and food is hauled from Magadan on the winter road.

Kubaka is a fly in / fly out operation and personnel arrive and depart from the site on a chartered AN-28. This is a Russian two engine aircraft capable of carrying 16 passengers or 1.1 tonnes of freight. These flights are scheduled several times per week and ferry employees, contractors, regulators, visitors, spare parts, and fresh food. Less frequent flights to and from Evensk and Omsukchan ferry employees back and forth to Kubaka.

The Birkichan project is located 28-kilometers north of the Kubaka project site. It is accessed in the winter via a 54-kilometer ice road. During the summer, when the river is low, access to the site is with 4x4 vehicles. During the spring melt and rainy periods, when the Omolon River is high, a Russian M,,I8 helicopter, is utilized to transport personnel, supplies, and samples. The helicopter can carry 22 passengers or up to 2.8 tonnes of cargo. Figure 3-3 is a plan showing the location of the Kubaka, Tsokol and Birkachan deposits that comprise the Kubaka Project.


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Kinross Gold Corporation                                             April, 2003


                     FIGURE 3-3 - KUBAKA/BIRKICHAN DISTRICT












                                    [PICTURE]















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Kinross Gold Corporation                                             April, 2003


The Kubaka property is situated on the south side of low mountains. The valley floor is 500-meters ASL (above mean sea level), with the man camp at 610-meters ASL, the entrance into the pit is 658-meters ASL, and the top of the ridge to the north of the pit is 934-meters ASL

The Kubaka mine is wholly owned and operated by Omolon Gold Mining Company (Omolon). Kinross owns 54.7% of Omolon and is in the process of purchasing the remaining shares of owned by the Russian shareholders. It is expected that this transaction will be completed in late first quarter 2003 resulting in Kinross owning 100% of Omolon

The original Kubaka mining license was granted on 17 January 1995. An extension to the license was signed on 21 November 2000 and expires in 2008.

The exploration and mining license for Birkichan has been applied for and it expected to be approved in March 2003.

The stockpiles, the Kubaka underground mining operations, and the Tsokol deposit are located on the original land allotment for the Kubaka project. The "Right to Use Mineral Resources", MA,,C 0I257-,,B,,^ , was issued on 5 December 1995 and expires on 1 December 2015. The original land allotment approved was 885 hectares; with the addition of the explosive storage area, the airstrip, the access road to the airstrip, and other minor adjustments to the land allotted near the overburden stockpiles, the land allotment as of 31 December 2002 is
927.8 hectares.

The Birkichan project is not included in the Kubaka land allotment. A separate license has been applied for and is expected to be approved in first quarter of 2003.


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Kinross Gold Corporation                                             April, 2003


4.0     ACCESSABILITY, LOCAL RESOURCES,

        INFRASTRUCURE AND PHYSIOGRAPHY

The terrain around the project consists of hilly to small mountains and lies between 500-meters ASL in the valley floor to 932-meters ASL at the top of the hill immediately north of the exhausted open pit.

Flora around Kubaka consists of small tamarack trees, willows, cedar shrubs, various small low-to-the-ground shrubs, and grasses. Fauna includes caribou, reindeer (domesticated caribou), moose, bear, artic wolf, fox, hare, and ravens. During the summer months, sea gulls, songbirds, gophers, and ground squirrels are seen at the site.

The artic climate at Kubaka is characterized by long bitter cold winters, lasting six months or more. Summers varying between rainy and cool to very warm and dry. Snow has fallen in all 12 months of the year. The last snowfall of the year is in May or June and the first in August or September.

The temperatures in winter drop to minus 52 degrees Celsius and in the summer up to 32 degrees Celsius. In 2002, the precipitation was slightly more than 300 mm and the calculated evaporation rate was 425 mm. Table 4-3 shows the average temperatures at Kubaka 1994 through 2002.


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Kinross Gold Corporation                                             April, 2003


                       TABLE 4-3 - TEMPERATURES AT KUBAKA

                                           AVERAGE      AVERAGE
                                           EXTREME      EXTREME
                               AVERAGE      HIGH         LOW
                               -------      ----         ---

        JANUARY                 -32.7       -10.5        -48.7
        FEBRUARY                -31.4       -13.8        -47.8
        MARCH                   -20.4        -5.2        -39.4
        APRIL                   -11.4         1.6        -32.5
        MAY                      -0.2        14.7        -16.4
        JUNE                     10.2        26.0         -2.3
        JULY                     13.3        26.8          1.0
        AUGUST                    8.9        21.9         -4.8
        SEPTEMBER                 1.8        16.6        -13.1
        OCTOBER                 -10.3         4.1        -28.6
        NOVEMBER                -23.8        -6.5        -40.7
        DECEMBER                -31.0        -9.3        -47.3

        AVERAGE                 -10.6         5.5        -26.7


The mining and milling activities are operated continuous throughout the year. The extreme temperatures generally due not cause operational problems however accelerated wear loader teeth, adaptors, bucket lips, bucket liners, bed linings on the haul trucks, and crusher liners occurs.

The mine's surface infrastructure is shown in Figure 4-1 - Kubaka Site Plan and consists of open pit workings, underground workings, office, shops, explosive storage area, processing plant, tailing dam, and a man camp. The fair weather airstrip, located 8.5-kilometers north of Kubaka, is accessed in the winter on a 15-kilometers winter road and in the summer on a 10.7-kilometers road over the hill to the northwest of the project site.


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Kinross Gold Corporation                                             April, 2003


                          FIGURE 4-1 - KUBAKA SITE PLAN













                                    [PICTURE]














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Kinross Gold Corporation                                             April, 2003


                          FIGURE 4-1 - KUBAKA SITE PLAN















                                    [PICTURE]















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Kinross Gold Corporation                                             April, 2003


There are nine departments at the Kubaka Project and include transport (remnant of the open pit mining group), underground mining, milling, engineering, mobile maintenance, site services, site administration, Magadan office, and catering. The caterer is contracted to manage the man camp including food service and janitorial services.

Process and domestic water is delivered from a well near the Kubaka River, 500 meters up stream of the mill. Additional make up water for the mill is added from the water retention pond, sewage treatment plant, and the Burkot pond.

Both 50 and 60 hertz electrical power is generated at site. The 50-hertz system electrifies the man camp and the mill shops while the 60-hertz system electrifies the mill and the office complex. The 50-hertz system consists of three Russian ,,C72 gensets while the 60-hertz system consists of seven Caterpillar 3516B gensets. Typically one of the Russian gensets is required while four of the Caterpillar gensets are required in the summer and five in the winter.

Tailings are deposited in the tailing facility, located 1400 meters west of the processing plant. There is two years of capacity remaining in the existing tailings facility. The tailings dike is to the final engineered design elevation and was constructed in one-meter lifts from sorted run-of-mine waste. The dike is constructed to allow water to drain away from the tails reducing the pore pressure and increasing the density of the deposited tails. The excess water drains into the water retention reservoir. The core of the water retention dam is constructed of clay and has a large buttress on the downstream side of the structure. A system of 120 thermosyphons pulls the permafrost into the water retention dam by radiating heat into the atmosphere.


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Kinross Gold Corporation                                             April, 2003

5.0     HISTORY

The Kubaka deposit was discovered in 1979 by a Severostokgeologia expedition. Initial sampling of the deposit took place in 1982 and the first trenching in 1984. Detailed sampling, mapping, drilling, underground development continued until 1992. In 1987, the state-owned Dukat Mining Company (GOK) was given the responsibility to start gold mining. More than 80,000 tonnes of gold bearing material was mined from the project and processed at the Ducat and Karamken operations, approximately 400 and 800 kilometers south of the Kubaka project site, respectively.

On February 1993, Cyprus Amax, a USA corporation, and joint venture partners Geometal, Magadan Gold and Silver Company, Dukat GOK, and Northern Native People Association established Omolon Gold Mining Company. On 1 July 1993, Omolon Gold Mining Company was the successful bidder for the development of Kubaka mine. On August 12, 1993, Omolon Gold was issued a mining license that granted it the right to develop the Kubaka resource including the Tsokol Deposit.

Construction of the project started in 1994 and continued through the first quarter of 1997. The mill achieved commercial production in June 1997.

Development of the Kubaka open pit began with pre-production stripping in June 1996. Startup of the milling operations started in first quarter 1997. The mine and mill have continued operation since then except for a short period in September 1998.

Kinross Gold Mining Company merged with the Amax Gold Mining Company, a subsidiary of Cyprus Amax Mining Company, during second quarter 1998 resulting in Kinross having controlling interest of Kubaka. As of 31 December 2002, Kinross owned 54.7% of Omolon. Currently, Kinross is in the process of purchasing the remaining Omolon shares from their Russian partners. This transaction is expected to be complete by the end of first quarter 2003.


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Kinross Gold Corporation                                             April, 2003


6.0     GEOLOGICAL SETTING

The Kubaka gold deposit is located in an area of highly weathered Paleozoic volcanic rocks resting on a Precambrian crystalline basement. The deposit is an epithermal quartz-adularia vein system hosted in volcanic rocks. The veins are steeply dipping and outcrop at the surface. They consist of massive to finely banded quartz. Gold and silver (electrum and other minerals) occurs in the quartz. The gold to silver ratio is one to one.

6.1     STOCKPILES

Table 6.1-1 shows the stockpile inventories as of 31 December 2002. The majority of the mill feed for remaining project life will come from these stockpiles.

The active stockpiles are surveyed each month. The timing of the surveys are dependent on when the stockpiles are relatively clean and do not always correspond to reporting periods, i.e., month end. In October 2002, immediately after the open pits were exhausted, all the overburden and the mineralized stockpiles were surveyed.

Once the stockpiles are surveyed, the data is reduced and ran through the Surfer program. The volumes are calculated three different ways and then averaged, these methods include cross sectional, horizontal slices, and surface to surface.


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Kinross Gold Corporation                                             April, 2003


                         TABLE 6.1-1 - KUBAKA STOCKPILES


                      KUBAKA STOCKPILES AT THE END OF 2002
            BASED ON ACTUAL STOCKPILE VOLUMES AS OF 31 DECEMBER, 2002


                                              CONTAINED   CONTAINED   RECOVERED    RECOVERED
                                                OUNCES      OUNCES     OUNCES       OUNCES
                 TONNES   AU, G/T    AG, G/T     GOLD       SILVER      GOLD        SILVER

STOCKPILE
   CRUSHER            0     0.00       0.00       0.0          0.0        0.0          0.0
        10       28,794     8.29      12.57     7,674       11,637      7,483        9,309
        11            0     0.00       0.00         0            0          0            0
        12            0     0.00       0.00         0            0          0            0
        13       44,859     5.38      10.61     7,759       15,302      7,565       12,242
        14       14,717     5.07      17.74     2,399        8,394      2,339        6,715


         2            0     0.00       0.00         0            0          0            0
         3      378,763     4.28      12.18    52,120      148,322     50,817      118,658
         4       66,350     3.39      13.79     7,232       29,417      7,051       23,533
         6      366,469     5.34      10.54    62,917      124,185     61,344       99,348
        6B       20,003     5.72      13.52     3,679        8,695      3,587        6,956

       1_B            0     0.00       0.00         0            0          0            0
       1_D       27,030     5.25       9.63     4,562        8,369      4,448        6,695
       1_N       20,110     4.22       6.21     2,728        4,015      2,660        3,212

         5      392,876     2.37       7.39    29,936       93,345     29,188       74,676
       5_A      221,417     2.22      12.11    15,804       86,208     15,408       68,966
       5_B       39,616     2.77      11.83     3,528       15,068      3,440       12,054


TOTALS        1,621,004     3.84      10.61   200,338      552,955    195,330      442,364


                967,095     4.86           END 2002 - STKPLS - NOT INCLUDING STKPL 5
                815,000     5.44           END 2001 - STKPLS - NOT INCLUDING STKPL 5
                152,095     1.74           DIFFERENCE

ASSUMPTIONS AND NOTES:
        1)      ONE OUNCE = 31.1035 GRAMS
        2)      GOLD RECOVERY IS 97.5%
        3)      SILVER RECOVERY IS 80.0%
        4)      STOCKPILE INFORMATION PROVIDED BY SITE GEOLOGISTS ON 31 DECEMBER
                2002.
        5)      BURKOT ORE HAS BEEN REMOVED ORE RESERVE STATEMENT - THERE IS
                SOME QUESTION OF OWNERSHIP.

       1_B       46,904      5.72     13.52     8,626       20,388      8,410       16,311


These volumes are then given to the Kubaka geologists and tonnes are calculated by multiplying the volume by 1.8 tonnes per cubic meter. The reported stockpile tonnages are adjusted up or down based on this calculated tonnage.


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Kinross Gold Corporation                                             April, 2003


Grades of the stockpiles are calculated based on weight averages of the number oftrucks that are dumped into the stockpile or mined from the stockpile. The tonnage factor for the trucks is 55 tonnes per truck.

6.2     RISKS ASSOCIATED WITH PROCESSING THE STOCKPILES

The reconciliation of the delivered-to-the-mill (from the geologists based on blast hole sampling, truck count, and survey measurements) as compared to the received-at-the-mill (the official numbers), the project-to-date information shows a net gain of 0.31% on tonnes and 3.07% on gold ounces. Although we do not have experience of processing mainly stockpile material, history does show a close correlation between the geologist's estimates and what the mill actual reports.



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Kinross Gold Corporation                                             April, 2003

7.0     KUBAKA UNDERGORUND PROJECT

The Kubaka underground project consists of three small independent underground mining projects, two associated with the exhausted Kubaka pit, the Central Zone and the North High Wall, with the third adjacent to the pit, the North Vein.

The capital cost of the project is estimated at approximately 2 million USD to purchase and deliver equipment and supplies to start underground development. Additionally, it is expected that operating expenditures of 3.3 million USD will be incurred to mine and recover 79,165 recovered equivalent gold ounces from the three separate underground developments.

The underground project returns an operating profit over the duration of the project life.

7.1     ESTIMATED OPERATING COSTS

Table 7.1-1 shows the estimated cost per tonne and cost per equivalent gold ounce for the Kubaka underground projects. All three projects are grouped together due to many services and support that will be utilized by two or three of the projects at the same time.


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Kinross Gold Corporation                                             April, 2003


                     TABLE 7.1-1 - UNDERGROUND COST ESTIMATE

                                                 Cost per           Cost per
                                                 Tonne           Equivalent Gold
                                                 Processed       Ounce Produced
                                                 ---------       --------------

Mining Cost (Note 3)                             $   36.83        $       66.43
Milling Cost (Note 4)                            $   15.36        $       27.71
Site Services Cost (Note 5)                      $    1.71        $        3.08
Site Administration Cost (Note 6)                $    5.80        $       10.46
Magadan Cost                                     $   20.17        $       36.38

Total Cost per Tonne                             $   79.87        $      144.06



Notes:

(1)     INCLUDES MINING LOSSES OF 5%, DILUTION OF 20% FOR TONNES.

(2)     INCLUDES THE CENTRAL ZONE, NORTH HIGH WALL AND NORTH VEIN.

(3)     OPERATING COST (PROJECT OPERATING COSTS DEVELOPED FOR THE PROJECT).

(4)     YTD THROUGH AUGUST 2002 MILLING COST PER TONNE PROCESSED.

(5)     YTD through August 2002 Site Services cost per tonne processed.

(6)     YTD through August 2002 Site Administration cost per tonne processed.

(7)     KTS MODEL INDICATED 87,513 RECOVERED EQUIVALENT GOLD OUNCES.

(8) NPV CALCULATIONS ASSUME A ONE-YEAR PERIOD WITH CAPITAL SPENT AT THE BEGINNING OF PERIOD AND PROFITS REALIZED AT THE END OF PERIOD.




The Kubaka underground project consists of three independent underground mine projects known as the North High Wall, the Central Zone, and the North Vein. Figure 7.1-1 shows the general location of the proposed underground projects.


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Kinross Gold Corporation                                             April, 2003


                FIGURE 7.1-1 - UNDERGROUND PROJECT LOCATION PLAN












                                    [PICTURE]















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Kinross Gold Corporation                                             April, 2003


The first two projects, the North High Wall and the Central Zone, are associated with mineral outside the Main Kubaka pit limits and are accessible from within the pit, while the North Vein is north of the pit. See Figure 5 showing the sites of the underground projects relative to the exhausted open pits.

The pit equipment will be utilized to develop accesses, working areas, and loading pads for all three underground projects along with delivering the ore to the crusher yard.

A local Russian engineering and design company, ,,COT (GOT), who is licensed in Russia to generate `mining project(s)' according to the Russian mining regulations, was hired to assist in the development of the mine plan and project design of the Kubaka underground projects. The Moscow Gozgortechnadzor and the Magadan Gozgortechnadzor approved the Kubaka underground project on 16 October 2002 and 28 November 2002, respectively. As a note, a `mining project' is a detailed feasibility report and is approved both at the state (oblast) and federal (Moscow) level.

Exploitation of the underground projects will take nine months to complete with the North High Wall and the Central Zone starting in early April. Both will be developed simultaneously, and the North High Wall will be completed well in advance of the Central Zone, which requires significantly more development. After completion of the North High Wall, ventilation and other facilities will be salvaged and installed at the North Vein. Rehabilitation and development work of the North Vein will take an additional five weeks.

Initially two crews will develop the North High Wall on two different headings. One additional crew will start the spiral ramp from the pit bottom to the 580-elevation. Development of the North High Wall will be reduced to one crew, as development work nears completion. At this same time the spiral ramp will be developed to the 580 elevation and the second crew will be transferred to the Central Zone to drive the 580 east and west longhole drifts. The spiral ramp crew will continue to drive the spiral down to the 556-elevation.


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Kinross Gold Corporation                                             April, 2003


After the last of the North High Wall ore is removed, the North Vein development work will begin. Initially, one drift crew will start the rehabilitation drift work. As the Central Zone development work is completed, crews will move to the North Vein. After development work is completed in the North Vein the crews will be converted to stope mining crews. Each of the three crews will exploit one of the three ore blocks utilizing a shrink stope mining method.

7.2     NORTH HIGH WALL UNDERGROUND PROJECT

The North High Wall underground project is located within the north to northwest quadrant of the Kubaka pit high-wall between the 682-meter and 634-meter elevations. This small underground development consists of two ore zones. Locally faulted, vein #2 and vein #15, are both clearly visible in the pit high-wall. The western most vein, #15, containing the highest grade but the lowest tonnes requires the least development, will be developed first.

Longhole mining is planned for both veins in the North High Wall. It was originally thought that the greatest chance for additional resource would be below the 634-bench elevation, however the results of the in-fill drilling program during 2001, showed no additional mineralization. The North High Wall development consists of 325 meters of equivalent drifting including 196 meters of new drifting and 129 meters of drift slashing.

Figure 7.2-1 shows a plan of the North High Wall underground project.


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Kinross Gold Corporation                                             April, 2003


                   FIGURE 7.2-1 - NORTH HIGH WALL - PLAN VIEW











                                    [PICTURE]
















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Kinross Gold Corporation                                             April, 2003


7.3     CENTRAL ZONE UNDERGROUND PROJECT

The Central Zone underground project is located in the south to south-central pit bottom. Development will consist of a 15% decline driven into the east wall at the 598-bench elevation. Access to the vein is via two short cross cuts at the 580 and 556 elevations. The development meters totals 765 equivalent meters as derived from 358 meters of decline, three 10 meter re-muck bays, 10 meters of raise access, and 363 meters of drifting along the vein at the 580 and 556 elevations. In the Central Zone a long hole mining method will be utilized to extract the ore. Figure 7.3-1 shows a plan of the Center Zone underground project.


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Kinross Gold Corporation                                             April, 2003


           FIGURE 7.3-1 - CENTER ZONE UNDERGROUND PROJECT - PLAN VIEW

















                                    [PICTURE]




















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Kinross Gold Corporation                                             April, 2003


7.4     NORTH VEIN UNDERGROUND PROJECT

The North Vein underground project, located due north of the main Kubaka pit, is a small partially developed ore body. The North Evensk Mining Company, which was actively mining prior to the startup of the Kubaka operation, started to develop this resource. Development of the property will involve rehabilitation of a 270 meter section of existing drift, access and ventilation raise rehabilitation and development, and draw-point development for two of the three existing ore blocks A, B, and C. Ore will be mined using a shrink stope mining method. Development of ore resources will occur after the North High Wall is completed so that facilities can be salvaged and reinstalled at the North Vein. Figure 7.4-1 shows the plan view of the North Vein underground project while Figure 7.4-2 shows a cross sectional view of the project.


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Kinross Gold Corporation                                             April, 2003

            FIGURE 7.4-1 - NORTH VEIN UNDERGROUND PROJECT - PLAN VIEW















                                    [PICTURE]



















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Kinross Gold Corporation                                             April, 2003


          FIGURE 7.4-2 - NORTH VEIN UNDERGROUND PROJECT - CROSSSECTION















                                    [PICTURE]




















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Kinross Gold Corporation                                             April, 2003


7.5     RESOURCE AND RESERVE ESTIMATE

Over the past several years there has been several different geological and grade models completed on the three underground projects.

In 2001, the Central Zone and North High Wall resources were derived using Medsystem, with vein definition roughly estimated due to a lack of infill drilling information. In late 2001 and early 2002, an infill program was undertaken to confirm the resource. In the Center Zone area, additional resources were added, while in the North High Wall, resources were lost.

The Reserve for the North High Wall and the Center Zone are based on a Datamine block model prepared by Kinross. This model was transferred into a Meds format and utilized for mine planning activities. The Kubaka Ore Control group (Mine Geologists) confirmed the resources.

The North Vein resource was developed using standard Russian resource estimates, SVG longitudinal cross section polygon method, by the North Evensk Mining Company and was verified by the Kubaka Ore Control group.

The North High Wall is broken into the east and west sections for planning purposes. Also, a mining loss of 5% has been applied to North High Wall and Center Zones, while a 20% dilution was added to the North Vein.

The Reserves for the Kubaka Underground Project are estimated at:

           PROVEN 61,000 TONNES AVERAGING 22.5 G/T AU AND 23.0 G/T AG

          PROBABLE 61,000 TONNES AVERAGING 22.5 G/T AU AND 23.0 G/T AG

The Mineral Reserve and Resource estimates cited in this report were classified according to the system described by the Canadian Institute of


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Kinross Gold Corporation                                             April, 2003


Mining, Metallurgy, and Petroleum CIM Standards on Mineral Resources and Reserves DEFINITIONS AND GUIDELINES.

7.6     PRE-MINE DEVELOPMENT ACTIVITIES

Prior to underground development, a number of pit areas will be cleaned, backfilled, and a pump station will be installed. Additionally, a retaining wall will be constructed, and 50-Hertz electric powerline will be constructed.

7.7     MANPOWER

It is estimated that a total labour force, including supervision of 70 personnel will be required to complete the proposed mine development and meet the planned production from the underground projects. The Project will require 18 salaried and 52 hourly employees.

Hourly employees will work a 2x2 week rotation shift schedule rotating between day and night shift on alternate turnarounds. All other employees will work a 3x3 rotational schedule.

7.8     COSTS

In June and July of 2002, an Engineer from Procon, a underground consulting and mine contracting company from Canada, reviewed the project scope and assisted in refining the operating and capital requirements.

7.8.1   CAPITAL COSTS

The high cost items for the project consist of the 3 cubic meter class scoop trams and the longhole drill. During most of the project life two areas will be developed at the same time, and one scoop is technically capable of handling the required material flow requirements. The two-scoop option will provide back up and improve efficiencies.


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Kinross Gold Corporation                                             April, 2003


Due to the short mine life, a jumbo was not purchased. All mine development is scheduled to be completed with jacklegs.

Total capital costs for the project are estimated to be approximately US $2.0 million, primarily related to expenses for equipment and supplies.

7.8.2   OPERATING COSTS

The operating cost estimate for the Kubaka underground project assumed the underground and surface haulage of waste and ore was assigned a flat rate of $0.80 per tonne of material. Milling, G&A, taxes, etc., were taken from actual historic Kubaka operating costs. Other operating costs were derived from first principles, utilizing consumable material quotes, actual year to date surface haulage costs, fuel and electric power consumption calculations, and calculated labor costs.

Total operating costs over the duration of the project are estimated to be US $3.25 million or $26.90 per tonne. The operating costs are derived from first principles and utilize the proposed mining schedule developed for the project.


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Kinross Gold Corporation                                             April, 2003


8.0     BIRKICHAN

8.1     HISTORY

The Omolon region had little systematic exploration (unlike the Kolyma region) until broad Russian government surveys in the 1970's and 1980's. Before that time a number of small placer operations existed. At the time Kubaka was found regional magnetics, gravity and radiometrics were flown. Groundwork included 1:200,000 mapping, 1:50,000 mapping, soil geochemistry and stream sediment sampling. In 1986, the Birkachan area was identified as anomalous and the geological expedition under I. Pankov drilled 25 holes totaling 3,109 meters on a hill of altered rhyolites 1.5 kilometers north of the exploration camp and in the Mezinitz valley. Several assays greater than 5 grams of gold per tonne were returned from quartz adularia veins/veinlets. Lack of funding precluded further work.

In the late nineties, Omolon Gold Mining Company returned to drill 137 auger holes and 2,436 meters in the glacial alluvials of the Mezinitz valley and found anomalous placers at the overburden bedrock interface. In summer of 1999 a Prospector Drill completed 47 reverse circulation drills or 5,704 meters and was used to investigate soil anomalies both in Mezinitz valley and surrounding hills. The Mezinchik Creek valley 3 kilometers south and the Bolshoi hill, 6 kilometer strike northeast were also tested. Results of this program were sufficiently encouraging to return to Birkachan in winter 1999/2000 and core drill a first pass from Profile 9 to Profile 29 on 100 meter spacing by September 2000. In October, drill hole C-2102 intersected two long intercepts of high grade gold on profile 21 and prospect status quickly elevated. Step out drilling on 25-meter centers from these intercepts was started in November of 2000 and continued to yearend.


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Kinross Gold Corporation                                             April, 2003


8.2     DRILLING SUMMARY

                                          Holes         Meterage
                                          -----         --------
Year 2000                                   91            21,087
Year 2001                                  116            32,855
Year 2002                                   76            11,003

Direct Field Costs                                     $85 / meter
Total Costs (incl. indirects)                         $115 / meter


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Kinross Gold Corporation                                             April, 2003


8.2.1   GENERAL STATISTICS

                 226 intercepts > 5 g/t au /  1.5 meter corelength
                 median width - 2.5m, average width 3.2m.
                 median grade - 9.60 g/t au,  average grade 13.80 g/t au.
                 best intercept  C-2102      57.29 g/t au / 16.5 m/
                 2nd best intercept  1450-050S   166.81 g/t au / 5.0 m.


In mid-August 2002, exploration and infill drilling was halted due to problems associated with the gold loan issue. Once the mining license is obtained, the project will be restarted.

8.3     INTRODUCTION

Over the last 40 months systematic but wide spaced exploration drilling at the Birkachan gold prospect has partially defined a resource that appears to have potential to produce in excess of 1,000,000 ounces of gold as narrow high grade structures. Detailed drilling in the central Mezinitz valley has outlined several near surface subparallel zones with open pittable potential. The low-grade mineralized zone hosting the higher-grade structures remains open in 2 directions and the overall potential to expand resource is good.

The perceived potential has grown to a point where, in spite of difficult logistics, conceptual mining method, high fixed onsite costs, project development may make economic sense because of available milling capacity at Kubaka, an existing infrastructure, and a trained workforce.


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Kinross Gold Corporation                                             April, 2003


8.4     PROPERTY DESCRIPTION AND LOCATION

The Birkichan prospect is located near the existing Kubaka facilities in far east region of the Russian Federation about 248 kilometers north of the port village of Evensk.

The Birkachan prospect is located 28 kilometers due north of the Kubaka mine, along Mezinitz Creek, a small tributary of Birkachan Creek, 63 degrees 56 minute North latitude, 159 degrees 53 minutes E longitude.

Winter access is by two routes. A 53 kilometers exploration trail starts from the Omolon winter road near the Kubaka airport, follows Munugudjak Creek to the old Somnityelny placer workings, then over uplands to the Mezinitz Valley watershed. Transit time is at best 90 minutes by bus and the road experiences considerable snow drifting.

An alternate route, 35 kilometers in length, follows the Omolon River downstream to the Birkachan confluence, then 10 kilometers upstream along the Birkachan to Mezinitz Creek. The road requires 5 ice bridges but is easily constructed with river gravels. Transit time from Kubaka is 50 minutes and with road improvements is estimated to be reduced to a 35 - 40 minute trip. This route has ecological sensitivities along the river but is far superior especially for heavier equipment.

Helicopter access is required during spring thaw, fall freeze-up and summer high water periods. During the dryer periods in the summer months, access to the site is by 4 x 4 vehicles.

Terrain is similar to the Kubaka project. The prospect follows an elongate northeast trending valley bottom and is buried under 20 meters of alluvium. There are no outcrops or direct surface gold indications. A 500-meter high ridge bounds the valley two kilometers to the south-southeast. A prominent


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Kinross Gold Corporation                                             April, 2003


table like mountain (1150 meters ASL) comprises the western horizon. A broad valley, the Mariaj Creek, and rolling hills extend to the north. Drainage is to the east-southeast. From the air the Mezinitz forms a distinctive glacial basin and topographic low relative to the surrounding countryside. The Birkachan valley to the east is wide, flat and full of construction gravel. An airstrip could be constructed for minimal cost.

A sixty-man exploration camp is situated at the confluence of the Mezinitz and Birkachan Creeks.

Although elevations are the same as Kubaka (650 meters ASL) temperatures are several degrees cooler and winds stronger probably due to the open prevailing windward side to the north-northwest.

8.5     LICENSING

The license allowing exploration and mining activities expired on 31 December 2002. An application for a renewal of this license has been submitted and is expected to be approved in late March 2003. The license requires a full feasibility, including ore reserves, mine plan, EIS, economic study, and schedule.

Since much of the exploration was funded by public money (Geolkom replenishment tax rebate), failure to comply with exploration evaluation and study would open the mineral rights to public bid.

8.6     REGIONAL GEOLOGY

Birkachan is situated in the lower third of the uplifted Omolon massif north of the Cretaceous Othotsk - Chukotka mobile belt. It lies directly on the north south line of the Verkhalam gold silver mineralization trend inferred to extend from Evensk on the Othotsk coastline and Sopka Kvartsevaya to Tumanni - Malavodny in the north. It has similarities to Kubaka in that it's main host stratigraphy is upper Devonian rhyolites and rhyodacites. Tectonically it lies


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Kinross Gold Corporation                                             April, 2003


protected on the footwall side or north of regional northeast striking Cretaceous thrusts, and on the perimeter of the Munugudjak Jurassic volcanotectonic depression or basin. Main gold bearing structures (northeast strike) are radial to the basin center same as Kubaka (northwest strike). Barren lower Carboniferous Korba shale caprock have provided erosional protection for both Birkachan and Kubaka. Regional gabbroic - diorite -syenitic sills intruding along Korba carbonaceous strata also provided protection cover and often form the distal mesa-like hills. Proto- or low grade ore mineralization appears to be of late Devonian age while clock resetting due to late local enrichments dates to late Jurassic - early Cretaceous, similar to the Munugudjak volcanic calderic basin collapse and Labazny granodioritic stock intrusion.

8.7     LOCAL GEOLOGY

In epithermal terminology, the Birkachan deposit would be classified primarily as a high level, low temperature, low sulfidation neutral pH geothermal system with structural roots characteristic of an intermediate sulfidation volcanic hydrothermal system. The distal association of several early Cretaceous high molydenite porphyries and basinal collapse to the west suggests a spatial temporal relationship in the traditional epithermal porphyry models. Mineralization is focused along a tensional structural system (south grabened limb of a broad anticline) and preferential strata with a preserved argillic cap, high silica adularia hydromica (sericite) core and broad peripheral propylitic alteration. Gold occurs as disseminations in shallow dipping permeable lithologies, with subvertical quartz adularia stockworks, in traditional gash filling colloform quartz adularia vein cores and contacts, in fault related ductile or sheared hydromica tectonic breccias and in deeper silica pyrite breccias of hydrothermal nature. Fluid inclusion studies indicate a very complex gold precipitation and quenching history with rapid structural dislocation along strike and over a large elevation range.


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Kinross Gold Corporation                                             April, 2003


Due to intensity of alteration underlying the alluvials of the Mezinitz valley, early logging often failed to recognize the stratigraphic pattern. More consistent drilling and perimeter drilling of the mineralized envelope has identified a relatively consistent volcanogenic stratigraphic pattern for at least 2.5-kilometer strike length of the valley.

8.7.1   ROCK TYPES

From lower Carboniferous Korba shale at the top, through Gurnikskaya upper Devonian, to bottom Gruntovskaya mid Devonian volcanics and volcanogenic sediments, the sequence and typical alteration association is as follows:


Rock Type                               Alteration (typical)

Korba shale

diorite sill

tuff siltstone/gritstone,               weak calcite, hydromica

lithic rhyolite tuff,                   strong kaolinite

tuff sandstone, local pyroclastic quartz, adularia, hydromica

rhyolite tuff marker (or sill?)         mod quartz, adularia

tuff sandstone,                         mod quartz, adularia, sericite,

hydromica

carbonaceous siltstone marker,

rhyolite tuff,                          strong quartz, adularia, sericite,

                                        hydromica, stockworks

tuff sandstone,                         strong quartz, adularia, hydromica,

                                        weak stockwork

(rhyo)dacitic tuffs and ignimbrites,    strong silica, hydromica, local qtz
                                        stockworks, pyrite

andesite                                propylitic, hydromica, calcite, pyrite,

                                        hematite, chlorite epidote


Gritstone units contain 40 - 60% angular to subangular heterolithic pyroclastic clasts > 5 mm in a matrix of tuffaceous sandstone.


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Kinross Gold Corporation                                             April, 2003


Tuff sandstone units are coarsely to finely banded intercalated sandstone to siltstone units of predominantly quartz, feldspar, yellow green sericite (hydromica) tuffaceous (volcanogenic) grains/crystals.

Rhyolites are buff fine grained and welded with numerous 10% - 30% heterolithic lapilli to pyroclastic fragments of adjacent units. The marker unit is an off white fine grained more uniform unit.

These tuff sandstone and rhyolite units are the hosts for the majority of stockwork and low grade disseminated gold mineralization especially in the proposed pit area.

Down section are darker dacitic tuffs and ignimbrites. These rock types appear to be the center of epithermal alteration and most commonly have primary textures "washed" out or replaced by the alteration minerals

The bottom of the sequence and usually in fault contact are the andesites and tuff equivalents. These dark green medium to fine grained rocks are weakly propylitically altered.

In general the stratigraphic package strikes northeasterly and dips 60 - 30 degrees to the south southeast. The lower rocks are detected as choppy magnetic highs while the upper rhyolitic sequence and alteration center appears as magnetic lows. The magnetics also suggests the sequences are cut by a series of late east-west faults or fractures. Resistivity maps also reflect the stratigraphic trend and east-west breaks. Resistivity anomalies are thought to reflect diorite sills and lenticular zones of high silicification. (High silica zones are often juxtaposed with intense tectonic brecciation and faulting - i.e. low resistivity zones.) The correlation of geophysical anomalies with gold mineralization is not definitive. Geological structures bearing gold may be traced using geophysical information once gold has been found.


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Overall upper Gurnik units (gritstones) thicken to the west, southwest of profile 9 - 10 while rhyolite units thin to the northeast through sections 22 -
30. This may be the result of late high angle block faults, (west sides step down) in the area of profiles 9 and 19. Rhyolite and tuff sandstone units are best developed from profiles 12 - 19 and host a substantial inventory of low grade gold ( 0.2 gm- 1.50 gm).

As a volcanogenic pile, the host strata, except for local pyroclastic breccias, have relatively uniform thickness and local thinning and swelling is thought to be a function of low angle thrust (and normal) faults. Gold related to stratigraphy prefers the upper and lower contacts of the marker horizon, a coarse pyroclastic (locally tectonic) unit 30 meters up section from the marker, and dilatant structures close to the upper dacitic ignimbrite contact.

Much work remains to be done on the identification of individual units that would greatly benefit the structural understanding and interpretation. Early logging suffered from personnel rotation, alteration masking primary lithology, and time necessary to develop the stratigraphic column. Selective relogging is refining the interpretation and laboratory microscopy studies by TsNIGRI are helping to unravel the picture. As a scoping exploration tool, understanding of drilling position in the upper Devonian stratigraphic column is extremely important. As such core drilling has substantial benefits over RC drilling.

8.8     ALTERATION

The entire Mezinitz valley from its headwaters, across Birkachan Creek to the Bolshoi showing on the east exhibits varying degrees of propylitic - primarily green hydromica, silica and kaolinitic cap alteration. Recent reconnaissance mapping has found a west extension of the alteration under cover rocks to the Upper Gurnik and Munugudjak drainages to the west. The system therefore has expression for a strikelength of ten kilometers. A similar pattern is


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thought to exist mirrored in the same stratigraphy in parallel topographic lows along the Beziminyanny thrust to the north and the Mezinchik Creek fault to the south. (Due to thicker tundra and glacial alluvials, only gold placers are known along these structures, and remain untested.)

Although pervasive weak to moderate propylitic alteration may exist along or across strike for hundreds of meters, the core of epithermal alteration is usually in close association with a tectonic break containing numerous phases of brecciation - from healed hydrothermal breccias to open fallback breccias and compressed mylonites and tectonic breccias. The Mezinitz Creek itself is the surface expression of such a strike parallel south dipping tectonic zone called the Mezinitz fault. The epithermal alteration is somewhat a function of its host stratigraphy. (see table above). The center of alteration at Mezinitz appears to occur as a high silica zone near the upper dacite tuff/ignimbrite contact and the lower tuff sandstone unit generally near 500 mASL. Above this and decreasing upwards and outwards in strength is a zone of adularia, quartz hydromica alteration. Highest gold inventory correlates with this alteration as well as best development of colloform quartz adularia veins and veinlets. Above 550mASL kaolinite alteration increases in intensity towards bedrock surface 630 - 650 mASL and is best developed in the upper rhyolite lithic tuffs. Below the silica zone is appearance of fine grained matrix pyrite, lesser adularia, and stronger sericite - hydromica, (probably due to the more mafic composition of original host rocks. Footwall andesite has chlorite, pyrite calcite, and minor epidote alteration. Yellow to deep green hydromica, primarily sericite, is ubiquitous throughout. An apple green mica (chrome fuchsite or vanadium roscoellite) is associated with mineralized quartz adularia veins or occasionally occurs as diffuse "wisps" in the kaolinite cap.

Adularia, an indicator of potassic alteration or remobilization appears to be the best predictor of low-grade gold mineralization found in the upper stratigraphy. In the lower dacitic units best gold appears channeled along


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specific structures such as faults, veins and breccias. At depth the alteration halo in these rocks is more focused and restricted.

Best environment for gold deposition appears to have occurred above intensive hydromica, silica, pyrite alteration, with strong quartz (sometimes mesothermal) veins, veinlets, and multiple phase brecciation. Although the rocks appear extremely prospective, this seems to be a rule of the region - in evidence at Kubaka, Magnitny, Zakarenko. This alteration may temporally correlate with the high silica sulphide Cretaceous porphyry related alterations noted at Gruntovy, Dubl, and Labazny. All had associated gold placers but higher-level epithermal gold concentrations were either eroded or never had ore forming capability.

The epithermal alteration package is believed to extend well beyond the strike limits of drilling to date in the Mezinitz valley (profiles 3 - 32).

8.9     STRUCTURE

Based on drilling to date, this aspect is least understood and probably the most important for control, formation and tracing of high-grade gold structure mineralization. (as opposed to ubiquitous low grade rhyolite associated disseminated gold.) There are thought to be at least 3 phases of faulting and dislocation. Late readjustments along all three systems are also likely.

From regional patterns of surface topography evident today, (ridge lines, and checkerboard drainage patterns) the area underwent compression and imbricated thrusting during the upper Jurassic period. Low angle to bedding to higher angle slippage occurred easily along carbonaceous sediments both in upper Devonian markers and lower Carboniferous sediments. Kubaka, (Tsokol) Magnitny and Birkachan all occur on south grabened anticlinal limbs on the north side of regional south dipping thrusts and appear to have been protected from erosion by the Korba shale cap and overriding older rocks. (Archean rock overlies Tsokol). Mezinitz appears to be a grabened


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(protected) wedge striking northeasterly. The Mezinitz fault is more aptly termed a brittle ductile zone with numerous phases of brecciation (breccias within breccias) and at least 2 phases of healing by hydrothermal or epithermal fluids. Last movements along this steeply south dipping system were colder, dryer and more tectonic in character. At least one phase of brecciation is post stockwork formation. Typically fragments of quartz, adularia, and chalcedony can exist with subrounded fragments of altered local strata in a sheared groundmass of silica hydromica.

Late high angle northwesterly striking crossfaults (e.g. Dama Creek trace?) offset blocks with a west side down configuration. Offsets are on a scale of 50 - 100 meters. Kubaka has similar features. Late small block readjustments along bedding planes are also possible and the net effect on mineability is currently unknown. Typically best gold also occurs in most faulted ground, a consideration for future underground ground support planning.

8.10    MINERALIZATION

Gold occurs in four styles in the Mezinitz valley.



1/ Low grade steeply north dipping quartz adularia stockwork veinlets in upper rhyolites and tuff sandstones, found mainly in the Profile 11 - 19 block.

2/ Low grade disseminated gold in hydromica adularia altered preferential volcanic strata (see stratigraphy above).

3/ High grade gold (and silver) associated with distinctive colloform quartz adularia veins, associated breccias or adjacent high hydromica shears.

4/ High grade gold (and silver, base metals) in hydrothermal silica pyrite breccias (profile 21).


The third may be the late Jurassic remobilization result of the first two late Devonian events. The inventory of gold in the Mezinitz valley would probably


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exceed several million ounces, however a bulk-mining scenario under current circumstances is clearly uneconomic.

The 1999 RC which investigated soil geochem anomalies in the surrounding hills also encountered low grade gold in upper Devonian rhyolites in the first two styles. In order to address the impending Kubaka millfeed problem, it appears that a structural conduit and an open fluid system are needed for ore forming capability. Although more of a narrower erratic nature than Kubaka, high grade gold assays from Profiles 14, 15, 21, 26, and 30 indicate the potential of the Mezinitz structure.

The Mezinitz occurrence is similar to Kubaka in its stratigraphic position, general alteration package and tectonic setting. However the differences in detail are numerous. Most obvious is that while almost all Kubaka gold is confined to cores and adularia terminations of veins and veinlet swarms, Birkachan high grade gold often occurs on vein contacts or tens of centimeters into the sheared hydromica walls of host rock. Detailed assaying often shows the quartz adularia vein/stockwork material to be of very low grade. It's as though the vein formation process was a ground preparation event for a secondary gold enrichment process.

Occurrences of coarse visible gold easily seen in vein centers similar to Kubaka account for only half of the assays > 10 g/t au. Since its loci is visually unpredictable, 100% of the corelength is sampled. In spite of the variable local host rock, alteration and vein type or configuration, gold "hits" seem to line up in a somewhat stratigraphic parallel fashion such that there are semi-continuous gold structures cutting through the entire geological package rather than random "hits" in a sea of low grade. Low angle to core axis veinlets often contain high grades when transecting these preferred horizons and as such form short grade pipes, shoots or channels. Several drilling directions todate have not been able to effectively evaluate the mineralization in these "ladder" systems. In spite of intensive fill-in drilling,


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"mineable" continuity must be proven by a bulk sample test. Except in the cases of a clearly identifiable and traceable geological structure hosting gold, resource estimates on linking gold intercepts should remain as an "inferred" confidence category until selective excavations show better.

Mezinitz gold mineralization is interpreted as at least 6 narrow en echelon veins, breccia structures, fault structures or strata parallel reefs striking 300 meters to 600 meters N35E to N80E, dipping moderately to steeply southeast from bedrock surface to below 500 mASL and cross stepping on 80 - 100 meter increments east - west. The most apparent (continuous and highgrade) zones are named Vein 3 and 5. Parts of both have been drilled on 50 - 25 meter centers and the data supports the interpreted attitude of the gold bearing structures. These 2 structures comprise 70% of the inferred resource (see below.) As typical of most gold vein related structures tested by core drilling, the structure may be evident but the grade is not. Birkachan unfortunately has coarser gold than Kubaka and grade variances and "nugget effect" are expected to be higher. Spectacular visible gold indicates very high grade shoots within the planar structure are possible (profiles 10, 1450, 21, 26, and 30), but the plunge lines are probably determined by cross cutting tectonics and are difficult to trace. These shoots, seem to occur every 500 to 700 meters along the axis of the Mezinitz valley. Potential for finding further is good, yet the discovery rate is slow and expensive.

An example of the erratic nature of the gold distribution in these veins is illustrated in the following example. Hole 2050-140S drilled recently as a fill-in hole for deep vein 3, clearly hit the structure on target. This intercept is surrounded 50 meters away by 9 other intercepts all containing ore grade mineralization over mineable widths, yet highest contained assay was 2 gm. Had this hole been drilled first, the potential of the area would have been discounted and the 100 meter center drilling would have focused elsewhere (see the resource below). Similarly, had Vein 5 first been drilled on profile


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1525 instead of 15, then the first drill hole and the 100-meter step outs would have intersected the vein but not have indicated any ore bearing potential.

The roots of Vein 3 are found as low as 320 mASL. The vein here manifests as a hydrothermal breccia containing barren quartz adularia material and black fine grained silica pyrite material with extremely high gold content. This has been interpreted as the system feeder, although not necessarily the only one. The 350-meter vertical expression of gold mineralization at Birkachan almost doubles that of Kubaka and may imply greater structural dislocation rather than strength of a substantial epithermal system. The Birkachan system has been largely preserved by an artifact of erosion and topography while virtually more than half of the Kubaka gold may have eroded to downstream placers in the Omolon drainage system.

The Kubaka system also demonstrates high-grade shoot variability within the mineralization plane. Within its one-kilometer strike length, virtually half the exploration holes drilled on 100-meter centers would hit unmineralized vein. Favorably, however, when gold was encountered, grades and widths greatly exceeded those of Birkachan.

Deep drilling to date below 450 mASL from Profiles 10 - 20 has failed to encounter further high grade system feeders, however deep mesothermal vein roots of V5 and V3 still carry 1 - 5 gm au / 1.0 m within intensely altered and brecciated rocks. The system remains open at depth but gold assays have been disappointing.

A large inventory of encouraging assays is located in the hanging walls of V5 and V3. These have been interpreted as Structures 4, 2, 3 west, and 3HW. Due to the generally low angles of stockwork veining to -60 north dipping drillholes, these structures were interpreted as being subvertical. However this interpretation to the data yielded very poor continuity. A much better data fit incorporated a moderate south dip, strata parallel interpretation.


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Unfortunately, no stratigraphic control could be seen in the logging. Generally these hanging wall grades are lower - in the 5 - 10 gm ranges with local higher grade assays. It is possible that certain horizons have a different porosity that when crossed by a mineralization transport mechanism such as quartz adularia stockwork, the gold precipitates. Again continuity of mineralization would need to be proven with bulk sampling. The net effect is to substantially increase the tonnage of inferred resource. (see below).

8.11    MULTI-ELEMENT ANALYSIS

More than 1,200 gold bearing and wall rock samples have been taken for multielement analysis to identify significant penalty elements, longitudinal metals zonation for gold vectoring, and wallrock pathfinders for future exploration consideration. Elements tested were Cu, Bi, Pb, Sb, Zn, Hg, Te, Cr, Ag, Mo, Ba, As, Co, Ni, Sr, Ti, V, W, Pt, Pa.

Elements, Cu, Zn, As, Cr, Ba, Ag have reported in minor amounts locally. No significant pathfinders have been found. The best correlation has been with silver, as electrum, argentite, acanthite, sulfosalts, usually in deep V3. The base metal association is usually with the deepest gold occurrences in the hydromica silica pyrite alteration zones. The anomalous Cr and Ba were found in shallow occurrences in the upper rhyolite quartz adularia alteration zones. Needle arsenopyrite was detected deep on V3 and shallow V2, HW (profile 14.) The occurrences are rare and the gold does not appear to be refractory.

TsNIGRI research has reported minor amounts of numerous sulphide minerals and traces of possibly new Au-Ag-Se-Te minerals.

8.12    DATA DUE DILIGENCE QUALITY CONTROL AND QUALITY ASSURANCE

All drill hole collars are surveyed in the field (northing, easting, elevation, azimuth, dip). Using a Topcon 300 system, two mountain top survey points


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fixed by Gosgeonadzor (State Geodesic Survey) were back sited to provide a network of over 100 survey points in the Mezinitz valley. Planned collars, and fore sites are surveyed for rig azimuth setup. Rig masts are fixed at -60 degrees dip and rig floors are leveled for each setup. Actual hole collars are surveyed once the hole has been completed. Downhole inclinometry was done up to December 2001using magnetic precession. Since then a Wellnav single shot camera system (which photographs a gimbal compass) has been used. Accuracy is +/- 0.5 degrees. Both inclinometry systems were duplicated on a number of holes and found to vary by +/-2% with no particular bias. Magnetic divergence is non existent in Upper Gurnikskaya altered rhyolites to dacites and minimal in lower andesite tuffs. HQ and NQ core drilling typically bends 2 - 3 degrees over 300 - 400 meters clockwise and steepening. Surveyed setup azimuths and drill setups shift 2 degrees left of proposed targets to account for typical deviation.

Core is recovered from the inner tube (not split tube) and placed into wooden or cardboard boxes. Meterage tags are marked by offsiders and placed at the end of each run. Core boxes are labeled according to hole number, box number and contained meters depth. Covered core is transported hourly to Birkachan camp for detailed logging. One geotechnician is assigned per rig and logs 1 page per 12 meters. Notes on rock type, alteration, structure and mineralization (veins/sulphide etc.) are taken. Hand depiction of the core and sample numbers are written in the log and awaiting later assay entry. Logs are then summarized on computer excel spreadsheet. Only one hand written edition of each log exists. Photocopies should be made in the near future to minimize risk of information loss. All core is labeled with meterage tags, sample numbers, hole name and scale and photographed by digital camera either for future geotechnical analysis or rapid rock type verification for interpretative correlation.


Core is split at Birkachan camp and transported in sealed cloth bags to the Kubaka drying facility. Samples are prepared by Omolon mill staff in a


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separate facility from the mine blast holes and mill samples. The sample is dried, weighed, and crushed in 3 phases, jaw and 2 cone to 80% -1mm. 250 gm is split out for ring pulverizing to 95% -150 mesh. Screen analysis is done on a 2 week basis to ensure proper size product. The pulp is rolled quartered and split for 25 gm for fire assay gravimetric finish for both gold and silver. Reporting detection limits are 0.04 g for au and 10 gm for Ag. All assays exceeding 1 gm au are repeated. For all assays greater than 5 g/t au, an additional split is taken from the reject and the process repeated. If the assays check reasonably, the first number is reported. If not, the outlier of the 3, (2 initial pulps, 1 reject pulp) will be rejected and the others averaged, then reported. (a very rare case.) All duplicate pulp and reject data are saved for future reference. All reference pulps are stored in order at the lab. For rejects of samples less than 5 g/t au, 1 kg of reject is split out and stored at the laboratory. The remaining reject of the sample is returned to the cloth bag and stacked on pallets in the exploration laydown yards. For all samples greater than 5 g/t au, the entire reject is saved under lock in a secure area are the lab for future reference (such as composite metallurgical samples.)

All split core remains in outside storage stacks at Birkachan camp. In rare cases, several other half of split core have been removed for corporate presentations, or assay checks to determine splitting biases. Spacers were placed in the core boxes dating and describing the purpose of the missing core in order to follow-up results. The amount of core consumed in this way is estimated as 3 - 5 meters in total. Considerable visible gold remains for review in the core boxes.

For daily internal lab checks, for each run of 24 samples, one is a duplicate and one is a federally certified standard. Additionally, every 6 months, a set of duplicate pulps, 100 - 120 samples in all grade ranges, is selected by the exploration department and returned under blind number for duplicate check. As an external check, an additional split of this pulp is sent to Ingiridmet Labs,


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Irkutsk, Baikal District, Russia, a federally licensed laboratory. All checks are run for both gold and silver.

Additionally, on a spot check basis, pulps have been sent to North America for independent assay. Labs used have been Chemex Labs, Mississauga, Ontario, Canada, and Legend Labs, Florin Labs, Nevada, U.S.A.. In all of the above cases, correlation of pulp vs. pulp, pulp vs. reject, 1st assay vs. blind duplicate, 1st assay versus independent assay have been excellent for gold. Usually the RxR correlation coefficient > 0.98. In high-grade gold samples, variance is greater as would be expected. As an experiment, 200 mesh screen fire assays were conducted on 100 pulp splits and no significant difference was detected. In general in lower Ag grade ranges < 30 g/t Ag, Kubaka lab tends to assay 20% - 30% higher, however in the higher grade silver ranges, Kubaka and the independent labs correlate well. All external Ag checks were done by acid digestion AA, versus Kubaka inquarted fire assay. Kubaka AA Ag checks correlate well with outside labs. Kubaka internal Ag checks in grade ranges 10 - 30 g/t show unacceptable deviation according to Russian standards. Due to the average Ag/Au ratio of 3:1 at Birkachan and the acceptable Ag checks in grade classes > 30 g/t Ag, the inquarted fire assay variation is felt to have minimal effect on project economics. All check data is available at the Kubaka exploration office and the laboratory.

Assay data is automatically transferred from the balance, correction factored and reported on Excel spreadsheets to the Kubaka Exploration office. The assays are excel copied and pasted to two computer data log sets at Kubaka and again via diskette to the same computer logs at Birkachan. Before transfer to MEDSystem both data sets are compared and any differences resolved. Assays are hand entered to the hand written logs at the field camp.

The database and interpretation of the drill sections is available at the Birkachan camp, Kubaka exploration office, Magadan exploration office and


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previously at the Kinross Technical Services, Salt lake City, Utah. (July 16/02
-most recent data transfer.) Due to the wide spaced drilling, perceived potential of the resource by different parties is likely to be highly variant. Birkachan, Kubaka, and Magadan parties have all conducted independent interpretations and have arrived at reasonably similar resource estimates. All parties have had the benefit of ongoing core review and consultation with field personnel. The SLC office had completed independent resource estimates using independent geological interpretation in August 01 and February 02. Resource estimate responsibility transferred to Kubaka engineering in April 02 with the benefits of onsite geological guidance, frequent database updates and corrections and checks and review by onsite field personnel.

Drill hole planning is done by either hand plotting of preceding drill hole results or use of an AutoCAD 3D log and assay-plotting program written by Kubaka personnel. Up to date results are used to amend and guide detailed collar location decisions. Interim global plans are presented to corporate and Geolkom for funding purposes, but the immediate field results guide the program and the drilling decisions are made by consensus with Birkachan and Kubaka field personnel. Each hole is terminated by the decision of the drill site geologist.

8.13    EXPLORATION POTENTIAL

Exploration drilling to date has essentially drilled Profiles 3 - 32 on 100 centers with selective drilling on 50-meter centers and 25-meter center definition in the proposed pit area and the Profile 21 mineralized breccia. Almost 20,000 meters of drilling is still required to fill-in or stepout from known mineralization (>5 gm au/1.5 m) on 50 meter spacing.

The mineralizing system remains open to the northwest as intercepts of interest have not been followed up on profiles 3, 4, 6 (V.G.) and 7. The area is covered by 150 meters of barren caprock. Placers above this area have


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not been explained. The area lies under tundra cover, so summer drilling is logistically difficult.

The mineralizing system appears narrow but open to the northeast (profile 32) as low grade gold can be found in an intensively altered brecciated fault zone strikes N80E towards Birkachan camp. There are indications of the alteration system continuing 3 - 5 kilometers to the northeast. The entire hill where the exploration camp is located has pervasive hydromica alteration. Pankov's hill has silica adularia kaolinite alteration of rhyolites, and 1 mineralized structure, 6 gm au /3.0 m, no step out holes. An RC fence drilled north of Mezinitz Creek (circa Profile 40?) in 1999 encountered strong epithermal alteration, high background au (>0.20 gm au), and several 2 gm assays. The fence was never completed due to summer melt tundra accessibility problems. Strong placers in Mezinitz Creek opposite the exploration camp are probably sourced from the main zone. Trenches on the lower right bank of Bolshoi Creek exhibit intensive clay hydromica alteration of spherulitic rhyolites, ignimbrites and lithic rhyodacite tuffs.

Depth potential of the main zone is unclear. Other than the Profile 21 , V3 feeder, no other deep mineralization has been encountered between Profiles 10 and 20 although alteration and quartz stockworking in dacites is intensive. There may also be potential for NW-SE cross structures, grade concentrations, or structural crenulations as yet poorly defined by wide spaced drilling.

Although placer and soil geochem indicators are weaker, there is potential for sub parallel systems north and south of the Mezinitz valley. (see alteration section above.) A distinctive tectonic breccia zone with quartz-adularia, chalcedonic clasts has been traced for 2 kilometers along the south slopes of the headwaters of west Beziminyanny Creeks. This may account for the Beziminyanny placers.


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The Birkachan district, approximately 10 kilometers by 6 kilometers, and centered on the Mezinitz main zone, is identified regionally by the high number of soil geochem and gold anomalies. By comparison, it runs a close second to the Kubaka deposit itself. However unlike Kubaka, its proximal and distal anomalies remain under tested by scout drilling.

Mezinchik Creek, 3 km south of Mezinitz, contains placers, alteration in streambed float, stratigraphic and tectonic setting somewhat similar to Birkachan. Gold in faults and stockworked rhyolites was found by summer 2001 reconnaissance prospecting at Ukazatyeny Creek and Upper Bolshoi. Trenching for possible drill target development is planned.

8.14    METALLURGICAL STUDIES

Two high grade samples from Birkachan, Hole C-2102, were submitted for preliminary metallurgical characterization. Sample 7233 is considered to have a typical silicate assemblage for the Mezinitz occurrence. Sample 7357 is considered atypical for the geological formation.

Descriptions are as follows:

#7233

                part of vein, 2.6 m width,

                sulphide minerals 2 - 3%,

                adularia 1-2%,

                hydromica 2 - 3%,

                chalcedonic qtz - most

                mineralization - py, au, ag, ag sulphides.


#7357

                hydrothermal breccia. 9.7 m width. 10% fragments, 90%

                matrix

                matrix - sulphide 2 - 3 %


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                ad, 2-3%,

                silica -most

                fragments - chalcedonic qtz, rhyolite, qtz, ad-qtz ,

                metasomatite with ad hyd qtz alt.

                mineralization - pyrite, galena, sphalerite, arsenopyrite,

                copper mineral, au, ag, ag sulphides.


Results of this test work are available in the Kubaka metallurgical department.

Metallurgical testing of two composite samples from deep and shallow Vein 3 was also conducted by IRGIREDMET (Irkutsk). Sample material was composited from core rejects of numerous drill holes in the profile 21 area - weights 28.6 and 29.3 kgs. The exact description of composite components is on file at the Kubaka exploration office.

Both samples had similar primary mineralogy - quartz, quartz-chalcedony-feldspar matrix. Sulphide contents were 2.1 and 2.4%. The major sulphide mineral was pyrite with grain sizes varying from 0.02 to 0.2 mm. Base metal sulphides were absent. Traces of oxidization and limonitization were not detected. Gold grade in pyrites was decimal parts of g/t.

Gold and silver grades for sample MTP-1 were (g/t): 17.3 and 96.5; for sample MTP-2 - 21.3 and 59.8 respectively. Gold was present as free gold and associated with quartz, and chalcedony-adularia. Gold grains liberated easily at grinding to minus 2 mm. Gold grain sizes varied from less then 0.07 to 0.5-1.0 mm, particles coarser then 0.1 mm predominated. Gravity concentrates, prepared from both samples contained 86 and 82.5% gold coarser than 0.074 mm.

Silver bearing minerals were varied: simple sulphides in alloy with gold, sulphosalts, and native silver. The amount of sulphides as argentite- acanthite was less then 0.01 %. Argentite and acanthite were common minerals,


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acanthite was the predominant silver sulphide. Argentite was present in combination with sulphosalts. Microprobe analysis of sulphosalts detected phases containing of Ag-As-S, Ag-Sb-S, Ag-Se-Pb-S.

Diagnostic leaches were conducted on both samples separately to establish the association of gold and silver with the ore components. The gold and silver distributions as inferred from diagnostic leaches suggests up 98% present as cyanide soluble gold. Tails grade was 0.2-0.4 g/t gold. Portions of free gold determined by amalgamation on stage ground ore were 72.3 and 86.1% respectively. Coarse sizes: minus 2.0, 1.0, 0.5 mm were upgraded by gold. Amount of refractory gold as coated by films and finely disseminated in siliceous gangue were 2.1 and 1.1% respectively.

About 1/3 of silver was bound with gold and 2/3 was in sulphide form (argentite, acanthite). Portions of cyanide soluble silver were 90.8 and 78.5% respectively. Total amounts of refractory silver for MTP-1 and MTP-2 were 9.2 and 21.5% respectively: 4.9% and 16.3% was bound with sulphosalts; 4.3% and 5.2% was associated with sulphides and locked in siliceous gangue.

On the basis of the mineralogical examination and diagnostic leaching, the following conclusion was done. The submitted Birkachan samples were characterized as leach amenable, primarily quartz, silver content type of ores. Bond Work Index determined for both samples were: 16.38 ( MTP-1 ) and
16.27 ( MTP-2 )  kWthr/t.  The material is grinding resistant.

Metallurgical test work conducted on ground to minus 2 mm ore samples to predict the amenability of ore to gravity recovery indicated the following results. The portion of gold that can be recovered into a gravity concentrate prior to cyanidation was higher than 70%. More than 80% of gold reported to gravity concentrates was as gold grains coarser than 0.074 mm.


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Cyanide bottle leaching was conducted to define grind, pulp density and retention time requirements using traditional bottle roll test procedures. Optimal condition for both samples at any slurry dilution were the following: grind size 92-94% minus 0.074 mm, cyanide concentration 1.0 g/l, retention time 24 hrs. Gold recovery was 97.9% at tails grade 0.3-0.42 g/t.

Simulation of the Kubaka mill flow sheet to predict precious metals recoveries from Birkachan ore yielded the following results: gold and silver recovery were
94.2 and 59.0% respectively at tails grade 0.97 and 45.4 g/t.

The Kubaka mill flow sheet was not simulated in a full scale. It was recommended to repeat a test including surge tank leaching prior to thickening according to the Kubaka mill flow sheet. Leaching of diluted slurry increased significantly the extraction of gold and improved overall recovery. The effects of lead salt addition on leaching kinetics should be evaluated. Sodium cyanide consumption should be quantified. Thickening area requirement should be determined using the same Kubaka flocculants.

Kubaka mill has both personnel and equipment to conduct the recommended further work.

It appears that Birkachan coarse gold may have been deposited in at least two phases, the first a high gold phase, (shallow epithermal,) the second a deeper high silver base metal association phase.

Future metallurgical test work should include a composite sample from V5, profile 14, 15 area and a composite from V4, V2 from Profile 13 - 18. The shallower samples will have high fines - clay contents and probably lower bond work indexes.


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8.15    ENVIRONMENTAL

Issues anticipated from development of the Birkachan prospect are: 1/ impact of an all weather road along the Omolon river. 2/ surface water quality from Mezinitz Creek. 3/ tundra disturbance and erosion mitigation in Mezinitz valley 4/ waste dump acid drainage. 5/ mine water disposal. 6/ surface facility/disturbance design and plan. 7/ closure plan.

A weather station has been installed at Birkachan camp and records are maintained at the Kubaka environmental office. Woodcutting and limited quarrying permits have been received for the Mezinitz valley. Permits are in place for drill pad and access road construction. Summer road fuel transport from Kubaka is currently not permitted.

Baseline water sampling studies are underway and results are compiled at the Kubaka environmental office.

Numerous digital summer time photos of the drill areas, camp, Mezinitz, Birkachan, and Omolon river valleys are available at the Kubaka exploration office.

Twenty-one coarse rejects have been tested for ABA. Sample descriptions and results are filed at the Kubaka exploration and environmental offices. The purpose of the test work was to determine mine waste acid drainage characteristics. Generally results correlate predictably with alteration zone type. Upper kaolinite quartz adularia alteration has low neutralization potential and low acid generation potential. Hydromica quartz adularia has moderate neutralization potential and low acid generation potential. Propylitic alteration, in the lower dacitic tuffs and ignimbrites has high neutralization potential and high acid generation potential ( dichotomous result) because of


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the relative varying amounts of calcite and pyrite. Further work would address a wider sample scope and leach kinetics in simulated Birkachan climatic conditions.

Mezinitz water turbidity has been an issue. Qualitatively, runoff is noted to be quite turbid in periods of spring melt and high rainfall, much more so than that created by surface drilling activity alone. It is important that for quantitative water quality analysis, surface flow rates also need to be quantified.

8.16    HYDROLOGY

Current hydrological studies are conducted by contract through the Magadan exploration office. Results are not presented in this report, however the following is provided as qualitative observation and possible ideas for further work.

Weather and rainfall at Birkachan is assumed to be the same as Kubaka. Although not currently measured it is possible that Birkachan experiences a microclimate effect by being on the windward side (Kubaka is leeward) of local topographic highs. Qualitatively snow mass seems greater at Birkachan. As mentioned previously, the Mezinitz, Mariaj and Dama creeks area forms a large (4 - 5 km diameter) collection basin. Regional drainage area and precipitation needs to be determined for annual recharge calculations. Annual surface runoff and recharge to groundwater systems needs to be calculated using runoff measurements. Mezinitz valley outflows can be extremely variant even hourly depending on storm conditions. Visual estimates are from 1,000 gpm in dry periods to 10,000 gpm+ in wet periods. The proportion of subsurface water flow through the river gravels is unknown but due to the porous unfrozen 20 meters of alluvials, the flow rates are probably high. Surface water flow measurements have been taken from 4 locations along Mezinitz and Dama creeks from mid May 2002 until present. The data clearly shows rapid spring runoff, a definitive crest (June 01, 2002),


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permafrost melt and storm events. The flow rates can be correlated to weather measurements and groundwater recharge calculated given the topographic collection area.


Drainage resign will be needed for any surface facilities, possible portal location and especially a starter pit if deemed feasible.

Underground planning would also need water drainage and ice removal contingencies. Early drilling in the Mezinitz valley encountered permafrost to a depth of 160 meters or approximately 510 mASL. Immediately below the permafrost lens a very high-pressure artesian system was tapped. Typical casing outflows were +/- 200 gpm and drilling was suspended usually for several hours to bleed off the paleowaters. Once holes were closed, most quickly refroze and were sealed. New holes drilled each summer did not hit the high water pressures below the lens suggesting that annual or spring runoff recharge at least to this elevation is not significant. Hole 1000-150N to date appears to have tapped the only sub-permafrost spring with reasonably constant flow. Samples have been taken for water quality baseline data.

In the permafrost zone, minor limonite and oxidation in fractured or tectonic fault zones suggest that water can still move in the rock openings, and since (as previously mentioned) gold often is found along or near broken ground, it is likely that underground stoping would encounter moisture and ice patches would build up on drifts or reseal broken muck locally.

8.17    ROCK MECHANICS

Faults, fractures and other structures are noted in logging and clearly distinguishable on core photos. North American style RQD and RMR logging has been done for the infill drilling program in the proposed pit area. RQD calculations are underestimated as split tube was not used. Digital


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photography of all core started in November 2001. Before that time only 5% of all core had been photographed on a selective basis. For critical underground development, such as ramps, haulage ways and ore passes, it is assumed that pilot hole core drilling would be done to minimize ground condition surprises.

In general, core recovery has been 95% - 98% and rock competency has been good to excellent (hardness 4.5 in kaolin hydromica zones to 7 in high silica adularia zones.) Broken ground improves steadily to depth from bedrock surface. It is likely to encounter very broken rubbly ground in crown pillar removal but passive ground support should maintain stope walls. Through middle elevations, banded siltstones, especially the carbonaceous markers may develop bedding plane fissility or partings. Best ground conditions are in the massive dacite tuff ignimbrites and metasomatite equivalents at depth.

In the remaining 2 - 5% by volume, the rock can be extremely broken, fractured, faulted and filled with coarse to fine rubble and even soft clay. The geometries of these features are discussed in the geology section above.

A research institute in Magadan has been contracted by the Magadan exploration office to do geomechanical test work on a number of Birkachan samples. These results are currently unavailable but examples of the test work are specific gravity, hardness, compression testing. It is thought that ore handling characteristics would be similar to Kubaka, and given the campaigning and stockpiling strategies, blending for the crushers and mill can be done.

Finally, it is observed that the rocks decrepitate with exposure to warm air within 2 - 3 months. This effect is also noted in Kubaka stockpiles. 100% RQD Core can be weathered to pea gravel in stored core boxes very rapidly. The decrepitation is most notable in high sericite hydromica rocks. It is


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unknown if this exfoliation along bedding or ductile schistosity is a thawing effect of permafrost, or hydration of phyllosilicates or both. The phenomenon is extremely advantageous for ore handling or even leaching but difficult for ground control.

8.18    OTHER STUDIES

TsNIGRI , the government geological scientific agency based in Moscow has been commissioned to do an academic study of the Birkachan deposit, including generation of a genetic model and recommendations for exploration. Institute representatives selected several hundred samples for core available in August 2000 and Sept.2001. Laboratory studies have included thin and polished section microscopy, age dating, and fluid inclusion work. A comprehensive geological mineralogical report (2001) is on file with maps, charts and appendices. Further sampling and study is planned for late 2002.

8.19    RESOURCE ESTIMATION

8.19.1  MANUAL

Current polygonal inferred resource estimates of mineral inventory total 1.8 million tonnes at 13 grams.

A sectional polygon method is used. The terminology "inferred" is used because of the wide spacing of the data. It is estimated that even 50 meter spacing on the drill pattern will not generate enough continuity to constitute "indicated" resource as defined by Canadian National Policy 43101, or statistically suitable grade variograms for computer resource modeling packages. Inferred resource estimates may be used as a guide for further drilling and a stepped development approach.

The use of polygons inherently implies volumetric continuity. This also remains unproven for Birkachan. Therefore the term "mineral inventory" is used. Mineralized structures V5 and V3 appear to have mineable continuity


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based on 25 meter spaced drilling although grades are erratic. Typically, high-grade intercepts at Birkachan are difficult to drill duplicate. However, the reverse is also true. Areas written off as low potential based on first pass 100 meter center drilling, have produced high grade intercepts based on a more detailed second pass - eg. profiles 9, 11, south 15, 19, 29.

266 polygons were tabulated as follows:

Each polygon is identified by section number, hole number and elevation of the interpreted intercept. Intercepts were derived by weight averaging assays x corelengths to include incremental widths to exceed 5 gram (an assumed cutoff grade) over 2.4 meter core length or 1.2 meter horizontal width for sub vertical structures. As long as a corelength increment exceeded 5 gms the assay was included. In order to maximize grade, a bias of grade over tonnes was applied, i.e. high-grade assays over narrow widths were selected instead of wide zones averaging above 5 grams. Geological contacts were not respected, due to the complexity of geological hosts discussed above. This is a follow the V.G. and assays type of deposit. Intercepts were assigned to a Vein or structure based on continuity perceived from overlapping sections on a light table, or inspection of a 3D database model on computer. Continuity for V3 and V5 structures appears good, with others less so. If longitudinally internal polygonal blocks containing low grade along the structure were apparent, then to link high grade blocks, the low grade block was included for overall continuity. If low-grade polygons were external to linking high-grade polygons, they were excluded from the calculation. As such the estimation includes a "pseudo" mining dilution along strike, as well as an across strike mining dilution within the 2.4 meter corelength.

Polygon longitudinal dimensions were determined as follows. Polygonal lengths were extended half way to the next section containing drill data up to a


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maximum distance of 50 meters from the hole intercept or 100 meters in total.
Most polygonal heights were estimated to be +/- 25 meters above and below an intercept unless more drill hole information was available. In this case the polygon limit was extended half way to the next drill intercept elevation. In thinly drilled areas with little information, a full 100 meter height polygon was assumed. Only a few polygons were interpreted as such. Therefore the most common longitudinal polygon shape is a flat rectangle - 100 meters in length, 50 meters in height. Since epithermal systems have a high horizontal to vertical aspect ratio due to boiling and gold precipitation controlled by paleotopography and meteoric hydrology, the polygonal shape seems reasonable.

The specific gravity was assumed to be 2.6. Specific gravity data from Kubaka lab and a Magadan research institute on select Birkachan samples (60 +) indicates an average slightly above 2.6. Specific gravity appears to correlate with distance from surface. Upper level kaolinitic rhyolites have specific gravities in the 2.3 - 2.6 range. Lower hydromica silica sulphide hosts ( V3) range from 2.7 to 3.0. Future more detailed studies should account for specific gravity spatial differences.

True widths were calculated as the sin of the angle between the drill hole and the interpreted mineralized structure times the corelength. No account was made for increased corelengths in mineralized structures as the majority of drill holes are drilled Azimuth 330, on structures believed to strike N40E or 70 degrees to the structures, not 90 degrees. This 6 percent width over estimate is somewhat counterbalanced by the following conservative effect.

The majority of structures were interpreted to dip 70 to 45 degrees to the south. (see geology section.) Polygon lengths, which were assumed to be 100


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meters, are apparent lengths on the longitudinal, which are shorter than true lengths. Polygonal heights used were vertical heights, not true heights. This would increase a 70-degree south dipping polygon height by 6 percent. For the method used, calculation of a horizontal width, not true width would be a better estimate. The affects of these geometric aspects are small relative to the uncertainties of the assumptions made in interpretation of the attitude and continuity of the mineralizing structures.

The average polygonal true width (not weighted by volume) was 2.6 meters.

        The median polygonal true width was 2.0 meters.

        The estimated polygonal total volume was 1.8 million tonnes.

                Uncut weighted average grade was 13 grams per tonne.

Birkachan appears to have a higher nugget effect (and coarser gold) than Kubaka. Overall, 6 best (uncut) intercepts account for 30% of contained gold in the estimate. Alternatively, cutting polygon ounces to the 97th percentile reduces overall containing gold by 13%. High-grade assay cutting practice is usually done for random nuggets in homogeneous rock on uniformly composited corelength samples. It is only mentioned here for an appreciation of the polygon data distribution.

Assuming "nuggets" within polygons at Birkachan are not totally random, it is possible that some high grade will be continuous. This would mean ability to bring high grade production forward, improve project economics substantially and conversely avoid mining low grade parts of the polygons. A simple grade x tonnes sort of the 266 polygons yields 1.0 million tonnes at 18 g/t au or 18 tonnes of contained au in 82 polygons. It is not believable that such mining grades could be achieved without better data and better understanding of high


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grade ore shoots. The exercise is again mentioned only for a better appreciation of the data distribution.

8.19.2  MEDSYSTEM

In May 2002 the exploration data was delivered to the engineering staff at Kubaka. Systematic checks were performed on the data, working closely with the exploration department. Please see Figure 8.19.2-1 - showing a typical cross section for the Birkichan resource.

A block model was created on 6-meter benches with blocks of 5 m x 5 m. It was then determined that with the high variability in the assay information, the need to reduce the bench height to try to model more accurately the mineralization. A block model with 3-meter benches was then constructed. The resources that are stated in this report are based on this 3-meter bench height block model. There are effective 2 different ore types in the model - the veins (rock type 5,6, and 7) and the low grade, bulk tonnage material (rock type 3 and 4). The vein runs the entire length of the model.

The resultant geological resource at Birkichan is:1,749,000 tonnes at 11.97 gram of gold per tonne. Of that, a portion is open pitable: 281,000 tonne at 11.30 gram of gold per tonne, containing 102,000 gold. This leaves 1,468,000 tonnes at
12.1 gram of gold per tonne in a geological resources.

Figure 8.19.2-1 shows a typical cross section at Birkichan while Figure 8.19.2-2 shows the long section view through the deposit.


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               Figure 8.19.2-1 - Birkichan Cross Section - No. 14
















                                    [PICTURE]




















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                   FIGURE 8.19.2-2 - LONG SECTION OF BIRKICHAN













                                    [PICTURE]


















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8.16    PIT OPTIMIZATION

Pit optimizations were completed assuming a cost structure similar to that used at Kubaka. Mining costs were adjusted upwards to account for inefficient mining practices - waiting for assays, split bench mining, etc. The optimizations include estimates regarding the geotechnical parameters.

Pit optimizations were performed at assumed gold prices of $275, $300 and $325 US. The optimizations indicate a small pit containing 281,000 tonnes at 11.30 grams per tonne is economically feasibile.

8.20    RISKS OF MINING AT BIRKICHAN

        o       No mining license (as yet)

        o       Possible Recovery Problems with course gold

        o       Continuity question related to the mineralization




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and True North Deposits

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9.0     TSOKOL DEPOSIT

9.1     PROPERTY DESCRIPTION AND LOCATION

The Tsokol deposit is the located in the southern portion of the Kubaka gold - silver deposit located in the Magadan Oblast in the far-eastern region of Russia. The mining license for Kubaka and the Tsokol deposit, MAG-10141 ,,A3, was granted on August 2, 1993 and gives exclusive rights of mining to Omolon. The license expires on December 31, 2011.

The Tsokol deposit is comprised of several, epithermal veins that form fairly continuous, narrow, quartz-adularia structures analogous to those found in the North View and Kubaka pit areas. The Tsokol veins, averaging about 4.1 meters in thickness, dip steeply at approximately 70 to 80 degrees to the southeast. The veins strike N 45 degrees W. There is some structural complexity in the zone, which consists of two, distinct, parallel veins and splays.


The Tsokol deposit is located in the Kubaka Valley, along the Small Avlandya River. The valley floor is 500 to 700 meters in width. The floodplain averages 200 to 300 meters in width. The Kubaka stream varies between 20 to 40 meters in width during spring runoff and other peak flow periods. The Kubaka stream is 1 to 3 meters deep with flow rates of 2.2 cubic meters per second during low water periods and 30.9 cubic meters per second during peak flow periods. Alluvial cover in the valley is approximately 60 meters thick. The ore zones within the veins occur in shoots which outcrop at surface, where not covered by river gravels. Most of the zone is situated under the Kubaka River and/or the river flood plain gravels east of the river. It is suspected, but not confirmed, that these gravels are saturated and are probably water bearing for at least part of the year.


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The ore shoots within the vein structures are approximately 110 meters high and vary in length from 50 meters to 310 meters. There are a total of six discrete shoots in the Tsokol vein zone. The zone plunge at 20 degrees to the east.

The wall rocks of the veins consist largely of rhyodacites, both in the hanging wall and the footwall. There are a few sub-parallel faults to the veins within the zone, but these seem to be tight, and will probably have little effect on the mining operations.

The Tsokol veins are partially situated in the permafrost zone, which extends to 200 meters below the surface in this area. The permafrost tends to `cement' incompetent rock together, making it more stable for development and mining. However, a substantial area directly under the Kubaka River is devoid of permafrost, and the stabilizing effect of the permafrost likely does not exist there.

The project is located one kilometer to the southeast of the existing Kubaka Mill and camp and 1.5 kilometers to the south of the exhausted Kubaka pit.


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The resource at Tsokol has been stated at a C2 (Inferred) category since 1993. A drilling program is planned for 2003 to upgrade the Resource to the Measured and Indicated classification.

9.2     HISTORY OF THE TSOKOL DEPOSIT

The first geological reconnaissance in the area occurred between 1936 and 1948. Mr. N.A. Usachev discovered the Kubaka/Tsokol deposit in 1979 when he led a team of geologists preparing a 1:200,000 scale geological map of the area.

From 1984 to 1992, the Severo-Evensk Exploration Group conducted prospecting and initial exploration of the Kubaka/Tsokol deposits. The Dukat Mining Company conducted small-scale mining of the Kubaka resource, via open pit methods, from 1986 to 1992.

From 1993 to 1996, the Evenskoye Joint-Stock Company mined the North Vein utilizing underground mining methods. No mining has occurred on the Tsokol deposit.

Since 1997, all mining activities on the Kubaka resource have been completed by Omolon.

Various Russian agencies and research institutes, both at the oblast and federal level, have conducted geochemical, geophysical, hydrological, metallurgical and environmental research and analysis on the Kubaka/Tsokol deposits. These agencies include:

        o       TsNIGRI (Central Geological and Exploration Institute),


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     o    DVIMS (Far Eastern Institute of Minerals and Alloys),

     o    MGRI (Moscow Geological and Exploration Institute),

     o    LGI (Leningrad Mining Institute),

     o    Moscow State University,

     o    SVKNII (Far-Eastern Scientific Institute),

     o TsKTE SVPGO (Central Complex Expedition of North-Eastern Production and Geological Association),

     o    VNII-1 (All-Union Scientific Institute-1),

     o    and the Magadan Department of TINRO (Pacific Institute of Fishery and

     o    Oceanography).


9.3     REGIONAL GEOLOGY

The Tsokol deposit is a typical, epithermal vein system and potentially contains commercial amounts of gold and silver. The overall gold to silver ratio is 1:1 with low amounts of sulphides. The typical range for sulphides is between 0.01-0.5 %. Principal vein minerals include: quartz, chalcedony, adularia, anorthoclase, hydro-mica, sericite, calcite, native gold, electrum, native silver, and pyrite.

The Tsokol deposit is dated to the middle-late Devonian period. The district is situated in a depression caused by volcanic tectonics and was folded by low-acidic integumentary and sub-volcanic facieses. The base of the depression is a crystalline bed of folded Archaean aged, granitic-gneisses.

The area is covered with deposits of corbashale. The Kubaka/Tsokol deposit consists of Devonian volcanics with mineral bearing veinlet/vein


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Zones featuring quartz-carbonate-anorthoclase, quartz, adularia-quartz and chlorite-carbonate quartz mineral assemblages.

The Tsokol veins are located along the Kubaka thrust-fault and exhibit a northwest strike. These veinlet/veins were brecciated during several stages of mineral emplacement.

The Tsokol deposit lies on southeast flank of Kubaka deposit in a volcano-tectonic depression. The deposit is almost entirely covered with corbashale and alluvial deposits. On the southeast flank of the Kubaka thrust-fault, Paleozoic aged material is thrown over then older Archean granite gneisses.

On surface, the Tsokol deposit can be traced for a distance of 220 meters. The Tsokol deposit is situated in the lower third of the uplifted Omolon massif east of the Cretaceous Othotsk - Chukotka mobile belt. It lies directly on the north south line of the Verkhalam gold silver mineralization trend inferred to extend from Evensk on the Othotsk coastline and Sopka Kvartsevaya to Tumanni - Malavodny in the north. The main host stratigraphy is upper Devonian aged rhyolites and rhyodacites.

Tectonically, the Tsokol deposits lie on the footwall side (northern) of the regional, northeast striking,thrust faults believed to be Cretaceous aged, and along the perimeter of the Munugudjak Jurassic volcanotectonic depression.

The main gold bearing structures (striking to the northwest) are radial to the basin center, similar to those found at Kubaka. Barren, Lower Carboniferous corba shale cap rock has provided erosional protection for both Tsokol and Kubaka. Regional gabbroic - diorite -syenitic sills intruding along corba


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carbonaceous strata also provided protection cover and often result in the formation of distal, mesa-like hills. Proto- or low grade ore mineralization appears to be of late Devonian age with late local enrichment taking place during the late Jurassic - early Cretaceous period, similar to the Munugudjak volcanic calderic basin collapse and Labazny granodioritic stock intrusion.

The Tsokol deposit veins are localized in the top section of medium to late Devonian aged volcanic rocks.

Immediately below the Tsokol deposit lies a tuffogenic-sedimentary horizon composed of siliceous tuff-siltstones, tuff-gritstones and tuff-gravelites. The thickness of this unit is less than 50 meters.

The next unit consists of crystallo-clastic ignimbrites of trachyandesites, quartz lattes, and dacites with horizons of coarse tuffs of trachyandesites and unrestrained interlayers of tuff-gravelites and tuff-conglomerates. The thickness of this unit is 100 meters.

A second unit consists of folded, red-colored, coarse tuff-gritstones with horizons of tuff siltstone, tuff-gravelites and thin interlayers of tuffs, trachyandesites and trachyandesibasalts. This horizon is approximately 80 meters thick.

The third unit is exposed on surface of northwest flank of the vein system and consists of crystallo-clastic ignimbrites and middle-coarse tuffs of trachydacites with interlayers of trachyandesidacites and dark-brown tuff-gritstones. This unit varies from 110 up to 200 meters in thickness.


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The corba shale unit was formed by coaly-clay aleurolites and agillites with interlayers of sandstones, gritstones and pudding rocks. Volcanic sandstones, gritstones and pudding rocks with coaly-clay cement, mark the basalt horizon of unit. The thickness this unit averages 50 to 70 meters.

Alluvials of upper quaternary age cover both the Devonian and carboniferous formations. These deposits introduce alluvial sandstone-gravel-pebbly material on the floodplain and over-floodplain terraces of the Kubaka stream. The thickness of alluvial deposits varies from nil to 20 meters.

9.4     LOCAL GEOLOGY

The Tsokol deposit is found on the rim of the Kubaka caldera. This caldera represents a anisometric depression 4.2 kilometers by 2.6 kilometers in size. The Kubaka thrust-fault and sedimentary deposits of corbashale define the southeast section of the caldera. The Tsokol deposit exhibits a linear nature and was formed by the settlement of the Kubaka caldara.

Fissures appear to control gold mineralization. It is thought that these fissures, were generated due to the tectonic activity in the region sag of the caldera and corresponding thrust faulting.

The mineralization is deposited in a structure that has an azimuth of 305 degrees and dips to the southwest at 70 to 85 degrees. There are two veins that contain anomalous amounts of gold mineralization and these are known as Veins 11 and 12.


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Vein 11 is the larger of the two veins and can be traced for over 1.3 kilometers. Vein 12 lies stratigraphically above vein 11 and mapping to dates indicates that it is more discontinuous that Vein 12.

The Tsokol fault is a thrust-shear type fault with vertical offsets of 20 to 40 meters and horizontal offsets of 25 to 30 meters. The thickness of the fault varies from between 0.2 to 2.0 meters, occasionally exceeding 3 to 5 meters. In the northwest section of the deposit, the veins dip vertically. In the central and southeast sections of the deposit, the vein dips 70 to 75 degrees. The last tectonic movements appear to have had a vertical displacement of 20 to 40 meters along the Tsokol fault.

Hydrothermal activity produced the veinlet/veins that host gold mineralization at Tsokol. These hydrothermal formations are of two ages: Paleozoic and Mesozoic. Most of the hydrothermal activity occurred in the Paleozoic period with some minor activity in the Mesozoic period.

Veins of anothoclase-quartz and carbonate - anothoclase-quartz composition form 80% of the known vein/veinlets with anomalous gold grades.

Brecciation is readily apparent, especially in the lower horizons with thick (0.5 to 15meter) zones containing fragments of anothoclase-quartz veins. Fine-grained chalcedony-like quartz with hydromicas, chalcedony and re-weathered carbonate host minor amounts of gold.

Carbonate-adularia veins vary between 0.1 to 0.5 meters in thickness. Gold, silver, electrum are common as well as sulphides, and silver sulphosalts.


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The carbonate - adularia - quartz metasomatite veins are a few centimeters to one meter in thickness and may be highly enriched in gold,grading as high as several hundreds grams of gold per tonne.

Sedimentary corba shale is not hydrothermally modified. Where it is in contact with other rock units, pyrite, chlorite and quartz - carbonate and carbonate veinlets are developed.

The Tsokol deposit is dissected by a system of post-mineralization, Jurassic dykes, containing epidote, chlorite, carbonate, and magnetite. The dykes cross-cut the Tsokol veins systems.

9.5     MINERALIZATION

The epithermal veins at Tsokal are fairly continuous, narrow, carbonate-anothoclase-quartz or quartz-adularia structures identical to those found in the North Vein and the Kubaka pit areas. These veins, which average about 4.1 meters in thickness, are sub vertical, with dips ranging between 70 to 80 degrees to the southeast.

The veins thicken at depth, increasing in thickness to between 5-8 meters in thickness with the adularia-quartz veins reaching thickness of 1.0 - 1.5 meters.

The Tsokol vein systems exhibit a northwest strike direction and the zone is noted a being structurally complex, consisting of at least two, distinct, parallel veins and associated splays.


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The ore zones are interpreted to occur as diefinite shoots, some of which outcrop at surface. Most of the deposit is hosted beneath the Kubaka River and it's flood plain (to the east). The deposit is covered by upwards of 60 meters of river gravels which are believed to be water saturated.

Currently identified ore shoots within the vein structures are approximately 110 meters high and vary in length from 50 meters to 310 meters. To date, a total of six discrete ore shoots have been identified at Tsokol. The entire mineralized system is interpreted to plunge approximately 20 degree to the east.

Host rocks consist largely of rhyodacites, both in the hanging wall and the footwall. There are a few sub-parallel faults to the veins within the zone, but these are interpreted to have little effect on the mining operations.

Permafrost in this region of Russia can extend to depths of 200 meters below surface. The permafrost tends to `cement' incompetent rock together, making it more stable for development and mining. However, a substantial area directly under the Kubaka River is quite likely devoid of permafrost, and the stabilizing effect of the permafrost will not be a factor.

Gold mineralization it is concentrated in the northwest portion of the Tsokol deposit. The vertical extent of the mineralization currently is limited to depths of 80 to 100 meters.

The Tsokol deposit currently consists of three principle veins known as the 11 Vein, 12 Vein and the 11A vein. Of the three, the 11 Vein appears to be the most significant, demonstrating greater geological and grade continuity


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than the other known veins. The 11 Vein has been traced along strike for a distance of380 m and has been explored 40 to 60 meters in a down dip direction. The majority of the mienralization discovered to date in vein 11 is contained in an ore shoot which is approximately 200 meters x 60 meters in size.

At least two smaller ore shoots have been identified with dimensions of 70 meters in length x 30 - 40 meters in height.

Vein 12 parallels and lies adjacent to Vein 11. Vein 12 has been traced over a 560 meter strike length and extends vertically to depths of between 40 - 90 meters. The largest ore shoot discovered on the 12 vein measures 300 meters along strike and 40 - 85 meters vertically. Smaller ore shoots, measuring 40-70 meters ialong strike and 4- - 60 meters in height have also been interpreted.

Vein 11A is the least explored and likely, the most discontinuous of the veins discovered to date. At least one ore shoot measuring 130 meters x 35 meters has been identified on the 11A Vein.

9.6     EXPLORATION METHODS

Various exploration methods have been employed to gather information about the Tsokol deposits. The Tsokol deposit area was originally mapped at a 1:2000 scale from mapping completed between 1986 - 1988. In 1989, a 1:10000 scale topographical map of the project area was interpreted from air photogrammetric information. These base maps served as the starting point for later field programs which used theodolites to update the existing base maps with new field information.


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Between 1987 and 1992, drill hole collars were surveyed using a GRAM-30 theodolite which had limited distance capabilities. Between 1998 and 1999, drill holes were surveyed using a Topgun Total Station GTS-302D.

Given the limited accuracy and precision of the earlier survey instrumentation, it is likely that there may be some survey errors related to information collected prior to 1998.

From 1987 to 1992, the Tsokol deposits were considered to be part of the Kubaka deposit. All prospecting information and data was incorporated into the Kubaka files.

From 1998 onward, the Tsokol deposits were considered separate from the Kubaka deposit.

The Tsokol veins were originally explored through extensive surface trenching operations. Trenches were commonly developed on 15 - 40 metre spacings and were excavated to depths of 0.5 - 0.6 meters. Extensive trenching was a commonly used exploration tool throughout Russia. Virtually all the major Russian Geological Surveys relied heavily on trenching as the initial step in exploring and evaluating potential mineral deposits.

The trenching was followed up by limited drilling, testing the more favorable anomalies on an 80 x 40 meter grid. This was further reduced to a 40 x 40 meter grid based on the original drill results.


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Diamond drill holes tested the deposit at depth. Holes were oriented at 25 and
205 degree azimuth and at angles between 55 to 60 degrees. The average depth of the completed drill holes is 172.9 meteres. The holes were completed using Russian made, CKB-4 and CKB-5 drill units mounted on mobile VUP-500 drill derricks. Core recovery through mineralized zones is noted at 98% .

Since 1999, a Longyear-44 diamond drill has been used to drill the exploration and infill drill holes at both Tsokol and the surrounding properties.

Hydro-geological and hydrological boreholes were drilled in and around the prospect to test the water volume, water quality, and water quantity. In 1999, the last intensive campaign of hydrological drilling was completed.

9.7     DATA DUE DILIGENCE AND QUALITY CONTROL / QUALITY ASSURANCE

Quality Control / Quality Assurance and Data Due Diligence procedures currently practiced at Tsokol are identical to those employed at Birkichan and described in Section 8.12 of this report.

Check samples are sent out to the following labs for analysis:

Chemical Lab of Severo-Evensk Exploration Group, Evensk

Central Lab of Noth-Eastern Production and Geology, Magadan,

Analytical Centre, Irgiredmet, Irkutsk,

Chemex Labs, Fairbanks, Alaska.


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Currently, the on site lab at Kubaka will be the primary lab for all exploration samples.

9.8     SPECIFIC GRAVITY

The specific gravity at Tsokol is currently noted as being 2.56 grams cubic centimeter. This is based on laboratory analysis and bulk sample readings.

9.9     METALLURGICAL TEST WORK

The Tsokol ores have been examined through two separate periods of metallurgical testing. In 1991 and 1992, the ore was tested using gravity - floatation and gravity - cyanide recovery methods.

The gravity - floatation test work included two-stage gravity separation and two-stage flotation of the gravity tails. Results suggest that recoveries of 95 % gold and 93% for argentum.

The gravity - cyanide test work indicated that a two-stage gravity separation followed by cyanide leaching of the gravity tails would recovery 97.7 % of the gold and 81.1 % of argentum.

9.10    ENVIRONMENTAL ISSUES

Environmental issues related to the development and exploitation of the Tsokol deposit include:

o       Mining though or immediately under the Kubaka stream,

o Water quality of the Kubaka stream related to sediment load and fisheries,

o       Expansion of the current tailings facility


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o       Storage of waste material

Development of the Tsokol deposits is aided in that an Environmental Base Line already exists for the Tsokol Project, drawn from the operational history and Environmental Management of the nearby Kubaka operations.

Additional impacts on the immediate area are not expected. Information and skills learned when developing and mining the Kubaka resource will be applied to the Tsokol deposit.

9.11    RESOURCE AND RESERVE ESTIMATION

The first reserve estimation of the Tsokol deposit was completed in1987-1989. It assumed that the resource would be mined via underground mining methods. The resource employed a cut-off grade of 4.0 grams of gold per tonne. The resource status was classified as a C2 (Inferred) resource and estimated that the Tsokol Deposit hosted 574,070 tonnes averaging 20.4 grams of gold per tonne.

Additional drilling in 1990 and 1991 added to the resource with a revised estimate ( C2 or Inferred) of 604,500 tonnes at 13.9 grams of gold per tonne.

The current Mineral Resource estimate at Tsokol is classifed according to CIM Standards as Inferred and is presented in Table 9.11-1. The estimated is derived from diamond-drill hole data and surface trench sampling. The estimate uses the following "capping" of high-grade samples:


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All the outliers in the upper 20 percent of the block's sample population are cut to a non-adjusted, thickness-weighted average grade derived for the polygonal block. This capping method was used extensively in Russia to limit the influence of high grade outliers during the estimation process.

                         TABLE 9.11-1 - TSOKOL RESOURCES


BLOCK            MILL FEED ORE (>= CUTOFF GRADE)               INCLUDING ORE LOSS AT 5%
                 -------------------------------               ------------------------

                K-TONNES    AU, (G/T)   AU, (KG)           K-TONNES    AU, (G/T)   AU, (KG)

11 C2 - 1         31,760       4.90        156               30,172       4.90        148
11 C2 - 2        242,080      10.00      2,421              229,976      10.00      2,300
11 C2 - 3         68,400      30.20      2,066               64,980      30.20      1,962

12 C2 - 1         88,280      11.50      1,015               83,866      11.50        964
12 C2 - 2         40,220      14.90        599               38,209      14.90        569

13 C2 -1          44,230       3.50        155               42,019       3.50        147

TOTALS           514,970      12.45      6,411              489,222      12.45      6,091

(continued)

BLOCK             ORE DILUTION, 20% AT 0.5 G/T                     DILUTED MILL FEED
                  ----------------------------                     -----------------

                K-TONNES    AU, (G/T)   AU, (KG)           K-TONNES    AU, (G/T)   AU, (KG)

11 C2 - 1          6,034       0.50          3               36,206       4.17        151
11 C2 - 2         45,995       0.50         23              275,971       8.42      2,323
11 C2 - 3         12,996       0.50          6               77,976      25.25      1,969

12 C2 - 1         16,773       0.50          8              100,639       9.67        973
12 C2 - 2          7,642       0.50          4               45,851      12.50        573

13 C2 -1           8,404       0.50          4               50,422       3.00        151

TOTALS            97,844       0.50         49              587,066      10.46      6,140



9.12    MINING METHODS

The northern portion of the Tsokol Deposit may be amenable to open pit mining methods although this is somewhat challenged by the location of the Kubaka River.

The remainder of the deposit will likely be mined utilizing underground mining methods. In 1997, Pincock, Allen and Holt (PAH), an independent consulting engineering firm, completed a preliminary Scoping Study on the Tsokol deposit examining the potential to mine the deposit using underground methods.

PAH concluded that the Tsokol Deposit would be ideally suited to underground mining, citing the gentle plunge of the deposit and the continuity


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of the ore zones as positive features allowing exploitation of the resource. PAH suggested that the deposit could be amenable to decline access with men, material and ventilation traveling to and from the production stoping blocks via a 15 percent gradient decline of sufficient dimensions to allow a 100,000 tonne per annum production rate. Ore would be stockpiled at the portal area and transported to the existing Kubaka mill for processing.

PAH identified the potential of significant water inflows below the river (and within the unconsolidated river gravels) as being one area of potential concern. That could hamper development.


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